     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998



                                                      REGISTRATION NO. 333-38371

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                          METRIKA SYSTEMS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                DELAWARE                                   3823                                  33-0733537
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NO.)

                            ------------------------

                         5788 PACIFIC CENTER BOULEVARD
                              SAN DIEGO, CA 92121
                                 (619) 450-9649
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          SANDRA L. LAMBERT, SECRETARY
                          METRIKA SYSTEMS CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P. O. BOX 9046
                             WALTHAM, MA 02254-9046

                                 (781) 622-1000

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:


                            SETH H. HOOGASIAN, ESQ.


                                GENERAL COUNSEL


                          METRIKA SYSTEMS CORPORATION


                        C/O THERMO ELECTRON CORPORATION


                                81 WYMAN STREET

                       WALTHAM, MASSACHUSETTS 02254-9046

                                 (781) 622-1000


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the Registration Statement has become effective.
                            ------------------------


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS



967,828 SHARES


METRIKA SYSTEMS CORPORATION

COMMON STOCK
($.01 PAR VALUE)


     This Prospectus relates to the resale of 967,828 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Metrika Systems Corporation (the "Company") by certain shareholders of the Company (the "Selling Shareholders"). The Shares may be offered from time to time in transactions on the American Stock Exchange, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected by the sale of the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders and any broker-dealer who acts in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Shares were originally sold by the Company in private placements pursuant to certain Stock Purchase Agreements with the Company dated December 16, 1996 and December 27, 1996 (the "Purchase Agreements"). See "Selling Shareholders."



SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.


                            ------------------------


     The Company is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). The Common Stock is traded on the American Stock Exchange under the symbol "MKA". On April 29, 1998, the reported closing price of the Common Stock on the American Stock Exchange was $17.125 per share.



The date of this Prospectus is April 30, 1998.

                                  THE COMPANY



     Metrika Systems Corporation ("Metrika Systems" or the "Company") develops, manufactures and markets on-line industrial process optimization systems that employ proprietary ultra-high speed advanced scientific measurement technologies for applications in raw materials analysis and finished materials quality control. The Company operated as two divisions of Thermo Instrument Systems Inc. ("Thermo Instrument") until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities and business of its Gamma-Metrics subsidiary and Radiometrie division ("Radiometrie") in exchange for 5,000,000 shares of the Company's common stock. Unless the context otherwise requires, references in this Prospectus to the Company or Metrika Systems refer to Metrika Systems Corporation and its subsidiaries and the predecessor business which constitute the Company. The Company's on-line raw materials analyzer business is conducted by its Gamma-Metrics subsidiary based in San Diego, California, and its on-line finished materials quality control business is conducted by its Radiometrie division with operations in Erlangen, Germany and Gloucester, England. As of April 29, 1998 Thermo Instrument beneficially owned 60.5% of the outstanding Common Stock. The Company's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121, and its telephone number is (619) 450-9649.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.


     Dependence on Capital Spending Policies. The Company's customers include coal burning utilities, coal mines, cement manufacturers, and manufacturers of web-type materials such as steel, plastic and rubber. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business and results of operations. Further, the Company's growth is dependent in part on construction and upgrade of manufacturing plants in the basic materials industries. A recession in one or more markets could cause a slowdown or reduction in capital spending and in new plant construction.


     Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional instruments and methods. As a result, such products may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology. This is particularly true where the purchase of the product requires a significant capital commitment. Further, because on-line process control systems are incorporated into a customer's production line, a decision to invest in these systems involves significant operating risks if the system fails or shuts down. The Company intends to expand its product base by adapting its proprietary technologies for new applications in broader industry segments including the pharmaceutical, agrochemical and industrial chemical industries. The Company believes that, to a significant extent, its growth prospects depend on the continuing acceptance by a broader group of customers and by broader industry segments of its new products and technologies. There can be no assurance that the Company will be successful in adapting its proprietary technologies for new applications, in obtaining these acceptances or, if obtained, that such acceptances will be sustained. The failure of the Company to obtain and sustain such acceptances could have a material adverse effect on the Company's business and results of operations.

     Technological Change and New Products. The market for on-line process optimization systems is characterized by changing technology, evolving industry standards and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements and to successfully serve broader industry segments. The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of the on-line process optimization systems markets. Any failure to complete the enhancement and development of these products or the failure of the Company's current or future products to satisfy market needs could have a material adverse effect on the Company's business and results of operation.

     Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.


     International Operations and International Sales. In 1997, 1996 and 1995, sales originating outside the U.S. accounted for 51%, 56% and 58%, respectively, of the Company's total revenues. In addition, in 1997, 1996 and 1995, U.S. export sales accounted for 33%, 26% and 23%, respectively, of the Company's total revenues. The Company anticipates that sales outside the U.S. and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. In 1997, effects of currency translation, due to a stronger U.S. dollar, decreased revenues by $2.3 million. Further, a significant portion of the Company's business is conducted in foreign countries, particularly Germany. Foreign operations are also subject to certain risks such as general economic conditions in the countries in which the Company operates, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations and overlap of different tax structures. Tax rates in certain foreign countries exceed that of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.


     Competition. The Company encounters intense competition in the sale of its on-line finished materials quality control products. The Company believes that the principal competitive factors affecting the market for on-line process optimization systems include quality and reliability, accuracy, price, customer service and support, ease of use, distribution channels, technical features and compatibility with customers' manufacturing processes. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Further, competition with respect to all of the Company's products could increase if new companies enter the market or if existing competitors expand their product lines. There can be no assurance that competitors of the Company will not develop technological innovations that will render products of the Company obsolete.


     Proprietary Rights. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. Recently, the Company's Gamma-Metrics subsidiary initiated a lawsuit in the Federal District Court in San Diego, California, alleging among other things, patent infringement against Scantech Limited and its subsidiary Mineral Control Instrumentation Ltd. Scantech Limited has filed a counterclaim against Gamma-Metrics alleging antitrust violations and unfair competition. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.

     Dependence on Sole-source Suppliers. Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipment or in the introduction of new products. Any such delays could have a material adverse effect on the Company's business or results of operations.

     Government Regulations and Approvals. The market for certain of the Company's products, both in the U.S. and abroad, is subject to or influenced by various domestic and foreign clean air and consumer protection laws. The Company designs, develops and markets its products, in part, to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products.

     Potential Fluctuations in Quarterly Performance. Many of the Company's products are large systems that may require significant capital expenditures. Consequently, the timing of sales of these systems could affect the Company's quarterly earnings. Further, the Company's quarterly operating results may also vary significantly depending on a number of other factors, including the size, timing and shipment of individual orders, changes in pricing by the Company or its competitors, discount levels, seasonality of revenue, foreign currency exchange rates, the mix of products sold, the timing of the announcement, introduction and delivery of new product enhancements by the Company and its competitors and general economic conditions. Generally, the Company recognizes product revenues upon shipment of its products. Revenues on substantially all contracts are recognized using the percentage-of-completion method. Typically, the Company experiences higher revenues in the second half of each year due to seasonality experienced by its on-line finished materials quality control business primarily because customers tend to place their orders earlier in the year so that they can have the systems installed either during the holiday season in the third quarter or between Christmas and the New Year. Because certain operating expenses of the Company are based on anticipated capacity levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or results of operation.


     Potential Impact of Year 2000 on Processing of Date-Sensitive
Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.



     The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.


     Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company has not obtained and does not intend to obtain key-man life insurance policies for any key employee. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel. The failure to hire and retain such personnel could materially adversely affect the Company's business and results of operations.


     Shares Eligible for Sale After this Offering. The 5,000,000 shares of Common Stock owned by Thermo Instrument became eligible for sale under Rule 144 promulgated under the Securities Act commencing in November 1997. In addition, subject to certain limitations described below under "Shares Eligible for Future Sales," as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by Thermo Instrument. Additional shares of Common Stock issuable upon exercise of options granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Relationship with Thermo Electron and Thermo Instrument," "Shares Eligible for Future Sale."


     Potential Conflict of Interest. For financial reporting purposes the Company's financial results are included in the consolidated financial statements of Thermo Instrument and Thermo Electron. The members of the Board of Directors of the Company who are also affiliated with Thermo Electron or Thermo Instrument will consider both the short-term and the long-term impact of operating decisions on the Company as well as the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. The interest of Thermo Electron and Thermo Instrument on the one hand and the Company on the other hand may differ. The Company is an indirect subsidiary of Thermo Electron and is a party to various agreements with Thermo Electron. These agreements may limit the Company's operating flexibility. See "Relationship with Thermo Electron and Thermo Instrument."


     Lack of Voting Control. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument beneficially owns approximately 60.5% of the voting stock of the Company. Accordingly, Thermo Instrument has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship with Thermo Electron and Thermo Instrument" and "Security Ownership of Certain Beneficial Owners and Management."


     Lack of Dividends. The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                          PRICE RANGE OF COMMON STOCK



     The Company's Common Stock has been publicly traded on the American Stock Exchange since June 20, 1997. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported in the consolidated transaction reporting system.



FISCAL 1997                                                   HIGH    LOW
-----------                                                   ----    ---
Second Quarter (June 20, 1997 through June 28, 1997)........  $ 15 5/8 $15 1/2
Third Quarter...............................................  $ 16     $13 7/8
Fourth Quarter..............................................  $ 18 1/2 $14



FISCAL 1998                                                   HIGH    LOW
-----------                                                   ----    ---
First Quarter...............................................  $ 16 1/4 $12 7/8
Second Quarter (through April 29, 1998).....................  $ 17 3/8 $14 15/16



     As of April 29, 1998, there were 48 holders of record of Common Stock. This figure does not reflect beneficial ownership of shares held in street or nominee name.


                                DIVIDEND POLICY

     The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of January 3, 1998.



                                                                     JANUARY 3, 1998
                                                                  ---------------------
                                                                  (IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
Notes Payable and Current Maturities of Long-term
  Obligation................................................             $ 9,895
                                                                         =======

Long-term Obligation........................................             $ 3,858
                                                                         -------
Shareholders' Investment:
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 8,267,828 shares issued and outstanding
     (1)....................................................                  83
  Capital in excess of par value............................              58,555
  Retained earnings.........................................               6,157
  Cumulative translation adjustment.........................                (999)
  Net unrealized gain on available-for-sale investments.....                   9
                                                                         -------
          Total Shareholders' Investment....................              63,805
                                                                         -------
          Total Capitalization (Long-term Obligation and
            Shareholders' Investment).......................             $67,663
                                                                         =======


---------------

(1) Does not include 362,500 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans as of January 3, 1998. Options to purchase 301,000 shares of Common Stock had been granted and were outstanding under the Company's stock-based compensation plans as of January 3, 1998. See "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Notes 4 and 5 of Notes to Consolidated Financial Statements.

                           SELECTED FINANCIAL INFORMATION


     The selected financial information below as of and for the fiscal years ended January 3, 1998 and December 28, 1996 and for the fiscal year ended December 30, 1995 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of December 30, 1995 and for the fiscal year ended December 31, 1994 has been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference into this Prospectus. The selected financial information as of December 31, 1994 and as of and for the fiscal year ended January 1, 1994 has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis.



                                                                   THE COMPANY(1)
                                                        -------------------------------------
                                                                          FISCAL YEAR
                                                        ------------------------------------------------
                                                         1997      1996      1995      1994       1993
                                                        -------   -------   -------   -------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $56,714   $52,047   $46,032   $38,612   $ 19,809
                                                        -------   -------   -------   -------   --------
Costs and Operating Expenses:
    Cost of revenues..................................   29,928    28,527    25,767    22,157     11,412
    Selling, general and administrative expenses......   14,367    13,395    11,640    10,256      5,582
    Research and development expenses.................    3,815     3,024     2,580     2,259      1,344
                                                        -------   -------   -------   -------   --------
                                                         48,110    44,946    39,987    34,672     18,338
                                                        -------   -------   -------   -------   --------
Operating Income......................................    8,604     7,101     6,045     3,940      1,471
Interest Expense......................................     (838)     (796)   (1,146)     (718)      (274)
Interest Income.......................................    2,013       101        21        34         36
                                                        -------   -------   -------   -------   --------
Income Before Income Taxes............................    9,779     6,406     4,920     3,256      1,233
Provision for Income Taxes............................    3,920     2,561     2,068     1,489        642
                                                        -------   -------   -------   -------   --------
Net Income............................................  $ 5,859   $ 3,845   $ 2,852   $ 1,767   $    591
                                                        =======   =======   =======   =======   ========
Basic and Diluted Earnings per Share(2)...............  $   .82   $   .76   $   .57   $   .35   $    .12
                                                        =======   =======   =======   =======   ========
Weighted Average Shares(2):
    Basic.............................................    7,143     5,032     5,000     5,000      5,000
    Diluted...........................................    7,147     5,032     5,000     5,000      5,000
                                                        =======   =======   =======   =======   ========
BALANCE SHEET DATA (AT END OF PERIOD):
Working Capital.......................................  $47,975   $ 8,705   $(8,070)  $(4,665)  $ (7,084)
Total Assets..........................................  102,952    66,766    53,974    49,261     46,184
Long-term Obligation..................................    3,858     5,223     6,470     6,780         --
Shareholders' Investment..............................   63,805    24,861     9,382    14,095     19,113


---------------

(1) The fiscal year ended January 1, 1994 represents the Company's results of operations from January 14, 1993, the date Gamma-Metrics (the "Predecessor") was acquired by Thermo Instrument, through January 1, 1994. In addition, the results of operations for the fiscal year ended January 1, 1994 include the results of operations from the Company's on-line finished materials quality control business, acquired October 1993.



(2) Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods. Weighted average shares for such periods represent 5,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company, and in fiscal 1996 the effect of shares sold through a private placement. Weighted average shares for the year ended January 3, 1998 reflects shares sold through a private placement and shares sold through the initial public offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


     The Company develops, manufactures, and markets on-line process optimization systems that employ proprietary ultra high-speed advanced scientific measurement technologies for applications in raw-materials analysis and finished-materials quality control. The Company is a pioneer in the development of process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals. The Company also manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.

     The Company intends to supplement its internal growth with strategic acquisitions of complementary businesses. There can be no assurance that such businesses will be available at prices attractive to the Company. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. (Autometrics), a manufacturer and marketer of on-line analysis instruments for the minerals-processing industry.

     A significant portion of the Company's sales are of large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1997, approximately 51% of the Company's revenues originated outside the U.S. and approximately 33% of the Company's revenues were exports from the U.S. Revenues originating outside the U.S. represent revenues of the Company's on-line finished- materials quality-control business. The operations of the on-line finished-materials quality-control business are located in Germany, the United Kingdom, and France, which principally sell in their local currencies.

     Exports from the Company's U.S. operation are denominated in U.S. dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency- exchange-rate fluctuations. Since the operations of the on-line finished-materials quality-control business are conducted in Europe, principally Germany, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's strategy is to expand its on-line finished-materials quality-control business in geographic areas outside of Europe with particular emphasis in North America, which in turn may reduce the Company's exposure to European market conditions.

RESULTS OF OPERATIONS

  1997 Compared With 1996

     Revenues increased 9% to $56,714,000 in 1997 from $52,047,000 in 1996, reflecting an increase of $5,176,000 at the on-line raw-materials analysis business, primarily due to increased sales in international markets and the inclusion of $1,969,000 in revenues from Autometrics, acquired December 31, 1996. Revenues decreased at the on-line finished-materials quality-control business principally due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $2,259,000. This was offset in part by an increase in demand in the U.S., which resulted primarily from the strengthening of the U.S. dollar relative to the German deutsche mark.

     The gross profit margin increased to 47% in 1997 from 45% in 1996. The gross profit margin at the on-line raw materials analysis business increased to 52% in 1997 from 51% in 1996, resulting principally from increased volume and a change in product mix, offset in part by the inclusion in 1997 of lower-margin revenues at Autometrics. The gross profit margin at the on-line finished-materials quality-control business improved to 43% in 1997 from 41% in 1996 due to higher costs incurred in the 1996 period relating to the introduction of new products, and an increase in higher-margin sales in 1997 resulting from sales of such new products.

     Selling, general, and administrative expenses as a percentage of revenues decreased to 25% in 1997 from 26% in 1996. The decrease was due to an increase in revenues, offset primarily by an increase in legal expenses in connection with an ongoing patent infringement lawsuit initiated by the Company's Gamma-Metrics subsidiary, relating to its on-line raw-materials cement-analysis systems. Research and development expenses increased to $3,815,000 in 1997 from $3,024,000 in 1996, primarily due to an increase in product development expenses at the on-line raw-materials analysis business.

     Interest income increased to $2,013,000 in 1997 from $101,000 in 1996, primarily due to interest income earned on the invested proceeds from the Company's December 1996 private placement and June 1997 initial public offering.

     The effective tax rate was 40% in 1997 and 1996. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.

     The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

  1996 Compared With 1995

     Revenues increased 13% to $52,047,000 in 1996 from $46,032,000 in 1995, reflecting sales growth at both the on-line raw materials analysis and finished-materials quality-control businesses. Revenues increased $3,383,000 at the on-line raw-materials analysis business primarily due to growing acceptance of its product line in international markets, and $3,581,000 at the on-line finished-materials quality-control business largely due to the introduction of its quality-control product line in Asia. Revenues decreased $949,000 due to the unfavorable effect of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates.

     The gross profit margin increased to 45% in 1996 from 44% in 1995. The gross profit margin at the on-line raw-materials analysis business improved to 51% in 1996 from 44% in 1995, primarily due to product redesign and increased sales of products which have lower manufacturing costs. The improvement was offset in part by a decrease in the gross profit margin at the on-line finished-materials quality-control business to 41% in 1996 from 44% in 1995, resulting principally from additional costs associated with the continued introduction of new products in the German operations of this business.

     Selling, general, and administrative expenses as a percentage of revenues increased to 26% in 1996 from 25% in 1995, primarily due to increased marketing efforts in international markets resulting in an increase in staffing and higher travel expenses at the Company's on-line finished-materials quality-control operations in Germany. Research and development expenses increased to $3,024,000 in 1996 from $2,580,000 in 1995, principally due to an increase in product-development expenses at the on-line finished-materials quality-control business in Germany.

     Interest expense decreased to $796,000 in 1996 from $1,146,000 in 1995 due to a decrease in short-term borrowings at the on-line finished-materials quality-control business, as well as a decline in interest rates. Interest income increased to $101,000 in 1996 from $21,000 in 1995, primarily due to higher average invested balances at the Company's foreign operations, as well as interest earned on the invested proceeds from the Company's December 1996 private placement.

     The effective tax rates were 40% in 1996 and 42% in 1995. These rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of costs in excess of net assets of acquired companies, and foreign tax rate and tax law differences. The effective tax rate decreased in 1996 primarily due to proportionately less income before provision for income taxes from Germany, which is taxed at a higher rate.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $47,975,000 at January 3, 1998, compared with $8,705,000 at December 28, 1996. Included in working capital are cash and available-for-sale investments of $50,289,000 at January 3, 1998, compared with $20,229,000 at December 28, 1996. Also included in working capital are short-term borrowings and advances from parent company and affiliated companies of $14,079,000 at January 3, 1998, and $18,895,000 at December 28, 1996.


     During 1997, $3,099,000 of cash was provided by operating activities. The Company funded a $6,987,000 increase in accounts receivable caused primarily by a higher volume of shipments late in the fourth quarter of 1997. The Company funded a $1,323,000 increase in inventories and unbilled contracts and fees, primarily due to an increase in work in process at the Company's on-line raw-material analysis business and, to a lesser extent, a higher volume of contracts in process at the Company's on-line finished-materials quality-control business. These uses of cash were offset in part by a $3,053,000 increase in other current liabilities, primarily due to an increase in accrued income taxes.


     During 1997, the Company's primary investing activities, excluding purchases of available-for-sale investments, included an acquisition and capital expenditures. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of Autometrics for $1,347,000 in cash (Note 3). The Company expended $674,000 for the purchase of property, plant, and equipment during 1997 and plans to make capital expenditures of approximately $700,000 during 1998.

     The Company's financing activities provided $29,607,000 of cash in 1997. In June 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering for net proceeds of $32,528,000. During 1997, the Company increased its foreign short-term borrowings by $489,000 and repaid $662,000 of its long-term obligation. A decrease in "Due to parent company and affiliated companies" used $1,770,000 of cash in 1997.

     Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                                    BUSINESS

     The Company develops, manufactures and markets on-line industrial process optimization systems that employ proprietary ultra-high speed advanced scientific measurement technologies for applications in raw materials analysis and finished materials quality control. The Company is a pioneer in the development of process optimization systems that provide real-time, non-destructive analysis of the composition of raw materials in basic materials production processes, including coal, cement and minerals. The Company also manufactures advanced systems which are used to measure and control parameters such as material thickness, coating thickness and coating weight in web-type materials, such as metal strip, rubber and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption and minimize waste.

     Global competition is driving participants in the basic materials industries to increase quality and reduce production costs. The optimization of industrial production processes requires the collection and analysis of data for both the composition of the materials used in the process as well as for measuring the variance of the output from composition targets. Manufacturers traditionally have used off-line sampling techniques and laboratory instruments to obtain this data. The delays associated with these techniques do not permit real-time adjustments to the manufacturing process. In order to provide real-time process and quality control, measurement systems must be integrated into the customer's production line and must rapidly measure, on a continuous basis, the stream of the materials used or product produced, rather than a sample. The systems must also generate precise and reliable measurements of the materials using non-invasive and non-destructive measuring techniques. Finally, the systems must rapidly analyze the measurement data and, using this data, adjust automatically the manufacturing process in real-time, and often under harsh industrial conditions.

     The Company's systems make real-time, on-line, non-invasive, non-destructive, precise measurements of materials using advanced scientific measurement techniques, including gamma spectroscopy, beta particle detection, laser spectroscopy, x-ray fluorescence and ultrasound. The Company's systems incorporate proprietary intelligent sensors that have been developed for specific production processes along with ultra-high speed signal processing electronics capable of processing, in some cases, up to one million electronic impulses per second resulting from the detection of excited particles such as photons. These systems can be combined with the Company's proprietary real-time software to form integrated process optimization systems designed to fit the customer's specific application. The Company has developed a reputation for rugged and reliable sensor technology capable of operating in hostile industrial environments. The Company's products can generate significant savings to the customer as a result of reduced manufacturing costs, reduced material waste, decreased energy costs and in some cases, savings in capital investment. In many cases a customer can recoup its investment in one of the Company's systems within six to eighteen months.

     The advent of rugged high-speed analytical measurement instrumentation has only recently allowed for the development of on-line industrial process optimization. The markets for the Company's systems, therefore, consist primarily of the existing industrial facility base which may be retrofitted or upgraded to incorporate on-line analysis, as well as new industrial facilities which are expected to be built in the future. The Company estimates that there are several thousand web-type material production lines, many of which the Company believes have obsolete measurement and control systems, which could be upgraded by incorporating the Company's on-line finished materials quality control systems. The Company believes that the current total annual worldwide market for process optimization instruments and systems is in excess of $2 billion. The Company believes its process optimization products and systems currently address an approximately $500 million annual market segment.

     The Company's strategy is to capitalize on the large market opportunities for advanced measurement systems in the basic materials industries and to exploit its core competencies and proprietary technologies through an evolving series of optimization systems. As part of this strategy, the Company intends to expand the geographic scope of its addressed markets. In particular, the Company intends to expand the market presence of its on-line finished materials quality control products in Asia, the U.S. and Latin America by drawing on the global market expertise and existing global sales force of its on-line raw materials analyzer business. In addition, the Company intends to aggressively pursue market opportunities for its on-line raw materials analyzer products created by the rapid infrastructure development and new manufacturing capacity occurring in Asia and Latin America. Further, the Company intends to pursue opportunities to retrofit the large existing base of coal mines, coal-burning utilities and cement plants with its on-line process optimization systems. The Company also intends to target new industries such as the pharmaceutical, agrochemical, industrial chemical and glass industries. For example, the Company is developing a laser-based spectroscopy system to be used on-line to analyze the complex molecular structures of chemicals, which the Company believes can be adapted for use in the pharmaceutical industry. The Company also plans to make strategic acquisitions of complementary businesses. On December 31, 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries, Inc. Autometrics designs, manufactures and markets on-line analysis instruments for the minerals processing industry.

     In January 1993, Thermo Instrument acquired Gamma-Metrics, a manufacturer and marketer of on-line raw materials analyzers and in October 1993, Thermo Instrument acquired all of the assets, subject to certain liabilities, of Radiometrie, a manufacturer and marketer of on-line finished materials quality control systems. Gamma-Metrics and Radiometrie operated as two divisions of Thermo Instrument until the Company's incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities and businesses of the Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. In December 1996, the Company acquired the Autometrics business. The Company's on-line raw materials analyzer business is conducted by its Gamma-Metrics subsidiary based in San Diego, California, and its on-line finished materials quality control business is conducted by its Radiometrie division with operations in Erlangen, Germany and Gloucester, England. The Company's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121, and its telephone number is (619) 450-9649.

     On-line Raw Materials Analyzer Business

     The Company manufactures on-line process optimization systems which non-invasively measure and analyze the physical and chemical properties of a stream of bulk solid materials in real-time. The systems are primarily used to analyze the composition of raw materials used in certain basic industries, such as coal, cement and minerals. The analysis technique used in the Company's process optimization systems involves neutron interrogation. Under neutron interrogation each element, when activated by neutrons, emits gamma rays of unique characteristics which allow identification and quantification of the elements present. Neutron interrogation has a major advantage over other on-line measuring technologies such as x-rays because neutrons can deeply penetrate the materials being analyzed. As a result, neutron interrogation allows the entire stream of the material to be analyzed and eliminates the need for sampling. In addition, it provides a more accurate analysis of the materials, especially non-homogeneous materials, and can be used to analyze an extremely broad range of materials. The systems contain proprietary sensors that detect gamma rays emitted from the material being analyzed, which is activated by the neutron source within the analyzer, yielding a composite gamma ray spectrum of the material analyzed. Through on-line high speed spectroscopy, this spectrum is then decomposed into its constituent parts by using microprocessors and sophisticated real-time analytical software. The analyzer can then translate this data into the elemental composition of the raw materials and can also use the information to infer certain quality control parameters specific to the process.


     The Company has developed extensive proprietary know-how and expertise regarding the measuring capabilities of various on-line sensor technologies based on the material being analyzed and the ultimate use of the material. The Company draws on this expertise to modify and adapt its technology to maximize the efficiency and performance of its sensors in each application. The Company's systems also employ ultra-high speed microprocessors and electronic signaling devices which enable the technology to be used on-line and in real-time. The Company has developed proprietary high speed sophisticated software which rapidly processes the collected data and compares it to input target parameters. In this way, a control signal can be generated which is then used to modify process variables to guide the process to the target parameters. In order to provide real-time analysis, the Company's systems must be integrated with the customer's production process, thus subjecting them to hostile conditions. In response, the Company has designed its systems to be extremely rugged, durable and accurate despite these demanding conditions.

     Continuous on-line full-stream materials analysis provides faster and more accurate analysis information than is possible with any conventional analysis system. Traditional methods require numerous samples to be taken mechanically from the materials at various stages of the production process, followed by labor intensive sample preparation and laboratory analysis. Conventional analysis techniques lag the production process and cannot be used effectively for process control. In contrast, on-line, real-time analysis of the materials, when coupled with the Company's software products, provides the customer with immediate data regarding material composition and allows customers to automatically and continuously adjust their manufacturing processes.

     The Company's systems can reduce operating costs through a decrease in raw material waste and energy use. The continuous monitoring and adjustment of the manufacturing process enable the customer to use its raw materials more efficiently. Product quality and consistency are also improved with use of the Company's systems. For example, one typical application enables customers in the cement industry to regulate closely the raw mix proportions of cement materials to produce a more consistent product. Customers building new facilities can save on capital outlay by reducing their investment in homogenizing stacker/reclaimers and homogenizing silos, the traditional methods of homogenizing raw materials. The Company's systems also reduce pollution, optimize recycling and reduce material waste.

     The Company currently markets the following family of products based on its neutron interrogation technology.

     On-line Coal Analyzer. The Company's on-line coal analyzer analyzes streams of coal at a rate of up to four hundred tons per hour. The analyzer uses neutron interrogation to determine the sulfur and ash concentration of the coal on a continuous basis, and can also simultaneously compute the calorific value of the coal, among other quality parameters. Customers can use the data to blend or sort the coal depending on its quality. The Company has developed proprietary high speed software that can be incorporated into the system to enable the customer to automatically adjust and control the coal blending and sorting process on-line.

     Coal analyzers are currently used by coal mines and coal-burning utilities. Increased competition in the coal industry has forced coal producers to reduce costs while meeting increasingly stringent quality specifications. Coal mines can use the coal analyzer to improve profitability by blending coals of different quality to meet specific contract requirements or environmental regulatory standards, by sorting out low sulfur coal which can be sold for a premium or by controlling the specific gravity of separation in a coal cleaning plant to ensure that quality specifications are met without over-cleaning. In addition to ensuring more consistent quality, on-line coal analysis improves recovery or yield from the mine, thus extending the life of a mine by reducing the risk of premature exhaustion of low sulfur reserves that are required to balance high sulfur reserves. Utility market deregulation and privatization, coupled with environmental emission standards, has forced coal-burning utilities to reduce costs while satisfying environmental emissions regulations. Coal-burning utilities benefit from using on-line coal analyzers by enabling the utility to accurately and rapidly test the coal to verify that the specification of coal received under contract meets its specifications; to burn a more cost-effective blend of high and low sulfur coal without violating environmental emissions standards; to avoid investment in costly scrubbers; to generate emission credits by controlling emissions; to improve boiler performance by burning consistent quality coal; and to provide data verification of continuous emission monitors.

     Fifty-five percent of electricity production today in the U.S. is derived from coal, and coal is the primary source of electricity in the rest of the world. Further, it is estimated that approximately 45 new coal mines and coal-burning utilities will be built each year for the next several years. In China alone it is estimated that over 140 coal-fired utility plants will be built between 1995 and 2005. The price of an on-line coal analyzer system ranges from $300,000 to $500,000.

     CrossBelt Analyzer. The Company's CrossBelt Analyzer ("CBA") is used primarily by the cement industry to analyze the composition of cement raw materials. The CBA is essentially a horizontal tunnel that is easily assembled around the customer's conveyor belt. The CBA analyzes materials traveling on a conveyor belt at speeds of up to 600 feet (200 meters) per minute and with material flow rates in excess of 1,000 tons per hour. The CBA generates data which provides the elemental composition of the entire stream of materials and can also use the information to infer certain quality control parameters, such as lime saturation factor and silica ratio. The CBA can incorporate high speed proprietary software which allows the customer to automatically control production processes.


     Cement producers purchase the CBA to improve the economics of the plant by reducing operating costs through the reduction in material waste and fuel costs. The CBA is incorporated on-line into the customer's production process, which enables the customer to control the mix of raw materials at the beginning of the production line or to automatically control the blending of the cement additives with crushed limestone and clay further down the production line. Both approaches enable the producer to achieve more uniform cement quality. The CBA controls the production process by using the analytical data it compiles to automatically adjust the composition of the additive mix to achieve target quality levels. This approach helps reduce variations in the materials fed into the cement kiln yielding several benefits: lower energy consumption in the cement mills, greater throughput and extended refractory life. Some customers have reported that the use of the CBA has resulted in the reduction of fuel costs. Fuel costs can constitute a significant percentage of a cement plant's overall operating costs. For new plants, reduced variations in raw material chemistry can also translate into major savings in the capital outlay for homogenizing stacker/reclaimers and for homogenizing silos. This homogenizing equipment is used to blend uneven raw materials. The price of a CBA system ranges from $500,000 to $750,000.



     The annual consumption of cement is expected to rise from the 1994 figure of approximately 1.3 billion tons to approximately 1.8 billion tons by the year 2005. In addition, there are currently approximately 1,150 cement plants that the Company has identified as potential customers for its CBA.



     Mineral Slurry Analyzers. The Company recently developed an on-line analyzer using neutron interrogation for use in the mineral extraction industry for analyzing mineral slurry, a mixture of fine insoluble materials and water. Virtually all mined minerals, including iron, copper, nickel and bauxite, must be separated and purified through a process called beneficiation whereby the mined minerals are milled and mixed with water to form a mineral slurry. The mineral of interest is then concentrated through a variety of separation stages using reagents. The Company's neutron-based mineral slurry analyzer, which analyzes the entire elemental composition of the slurry, can greatly improve the efficiency of the beneficiation process by using the collected data to automatically adjust various process parameters, including the amount of reagents used in the process. The Company believes its neutron-based mineral slurry analyzer is suitable for controlling the beneficiation process for a wide variety of minerals.


     On December 31, 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Autometrics. Autometrics is a manufacturer of mineral slurry analyzers. The assets acquired included two complementary product lines and a customer base of approximately 300 customers, the majority of which are located in the U.S. The two product lines acquired were Autometrics' on-line x-ray slurry analyzers and its on-line particle size analyzers.

     The x-ray slurry analyzers are used in the mineral extraction industry, primarily for copper, iron and gold extraction, to measure the percentage of elements present in mineral slurries and can be designed to automatically control and adjust the amount of reagents used in the mineral beneficiation process. The x-ray slurry analyzer uses x-ray fluorescence as its energy source which is a less expensive energy source than neutron interrogation, and does not penetrate the materials being analyzed as deeply as neutron interrogation. The x-ray slurry analyzer provides customers, who do not require a comprehensive analysis system, a cost-effective alternative to the Company's neutron-based mineral slurry analyzer.

     The on-line particle size analyzers are on-line real-time particle size measuring instruments which have been used for over 15 years in the mineral extraction industry. The on-line particle size analyzers use ultrasound together with proprietary models to determine the particle size distribution and percent solids in mineral slurries.

     The price of the Company's mineral slurry analyzers ranges from $50,000 to $500,000. The Company believes there are currently approximately 750 mineral processing facilities worldwide for all of the Company's products.

     Software Products. The Company complements its application specific sensor technology with process optimization software. These systems use adaptive and predictive controls to maximize material utilization, as well as to blend raw materials to meet certain regulatory requirements in a cost-effective manner. The process to extract, beneficiate and utilize raw materials is difficult to control due to variances in chemistry, size and shape of the materials, and time delays in the transport of materials from different points within the handling system. Traditional process control methods cannot be utilized in these dynamic and highly variable conditions. The Company's proprietary process control software can accomplish these optimization tasks by performing model-based estimation and by adaptively controlling source materials. The Company is the only provider of process control software of this type for use by customers in the raw materials segment of the basic materials industry.

     A variety of products are manufactured and sold by the Company to address the disparate needs of the cement, coal and energy industries. For the cement industry, RAMOS(TM) achieves continuous blending for up to six sources of bulk materials and three control parameters, while PREBOS(TM) is ideal for batch blending, employing up to twelve sources. COBOS(TM) is used by coal producers and coal-fired utilities to blend coal to a target composition defined by sulfur, ash or calorific value and thus achieve optimum fuel composition while meeting emission limits.

     FastLab. The Company also offers its FastLab analyzer for rapid analysis of samples off-line, with minimal sample preparation. The FastLab can be used for numerous applications such as spot check analysis of raw materials, core hole analysis, fuel analysis and chemical additives analysis. This product is suitable for the same markets which use on-line elemental analysis. Its advantages include its ease of use, its flexibility in handling multiple material types and sampling locations and its low cost. The price of the Company's FastLab analyzer ranges from $250,000 to $400,000.

     Process Safety Instrumentation. Prior to entering the on-line process optimization systems business, the Company's principal business was process safety instrumentation for the nuclear power industry. The Company is a leading supplier of process safety instrumentation in this industry. The Company's instrumentation is designed to improve the safety and efficiency of nuclear power plants. The Company produces several products for this market ranging in price from $100,000 to $2.5 million. In addition, the Company offers automated test equipment and some safety-related computer software for nuclear power plants and other facilities where radioactive materials are used.

     On-line Finished Materials Quality Control Business

     The Company develops, manufactures and markets gauges and process optimization systems for industrial manufacturing lines for continuous production of certain web-type materials. Web-type materials are flat sheet materials like paper, metal strip, plastic foil, rubber and glass. Typical high volume products made from web-type materials include all types of vehicle body and other parts, metals used for refrigerators and similar products, beverage/food cans, cladding for buildings and rubber tires. The Company's instruments measure the total thickness, basis weight and coating thickness of web-type materials such as plastic foils, hot and cold metal strip, rubber, glass and non-woven fabrics. The measuring technology incorporated in the Company's products is based on partial absorption, reflection or change in ionizing or infra-red radiation as well as of white light and laser beams, by the materials to be measured. The Company's systems can measure a single point on the material to be measured, several points or generate a "profile" of the web. Measured values are acquired without contact and without interfering with the production process, have high measurement accuracy and are extremely reliable despite hostile environments. The Company offers its measuring gauges with or without its process optimization systems. The customer's production process can be regulated automatically by the Company's process optimization system.

     The Company's products incorporate a variety of measurement gauges such as x-ray thickness gauges, isotope thickness gauges, x-ray fluorescence coating gauges or beta-backscatter gauges, depending on the application. One of the Company's strengths is its proprietary know-how regarding application-specific technology. The thickness gauges manufactured by the Company basically function by measuring partial absorption of energy by the material to be measured. The change in the intensity of the energy emitted is detected by application specific sensors, then processed by high speed microprocessors, before emerging as the measured value. These instruments can incorporate the Company's high speed proprietary software to form a fully integrated process optimization system for continuous manufacturing processes and improved product quality. The Company's Fuzzy-Neurocontrol(TM) software provides predictive adaptive control of the process. This proprietary software allows a more timely control of the process, adapts the controls to the varying conditions in the process and offers improved material savings. The Company's Spectracomp(TM) software automatically and continuously compensates for variations in metal thickness measurements resulting from changes in the composition of the alloy being measured.


     Competitive pressures have necessitated that producers of web-type materials reduce production costs. The Company's products not only save on raw materials and energy but they also maximize productivity and product quality. The total thickness of web-type material, or the coating on it, is measured accurately at the point of manufacture by the Company's products and are compared by the system with an input target value. Adjustments can be made to the manufacturing process early in the process, thereby reducing material waste. The Company's systems also provide several competitive advantages which afford the customer additional cost savings. For example, the Company's products can accurately measure materials closer to the edge of the strip thus reducing material waste. The Company has developed a reputation for rugged and reliable instruments that can withstand hostile conditions. Ruggedness is critical to customers because the Company believes downtime of the production system could cost a customer up to $100,000 an hour. The Company's proprietary hot gauges can be placed closer to the actuator (air knife) than conventional cold gauges allowing adjustments earlier in the production process thus decreasing material waste. In addition, the Company's systems include an extremely short response time gauge, sending control signals one inch(2.5 centimeters) after measurement, while competitors' gauges typically require at least twice this distance. Costs can also be reduced through reduced start-up and product change times using the system's comprehensive organized display of the process parameters. Reducing start-up times at the beginning of the production and product change saves energy, reduces scrap and saves machine time. Depending on the circumstances, most customers can recoup their investment in a Company system within six to eighteen months of installation. Prices for the Company's gauges and process optimization systems typically range from $50,000 to $1 million. Competitive technologies enabling on-line measurement of the thickness, such as contacting mechanical thickness gauges and pneumatic calipers, exist, however, the Company believes that use of these technologies results in inferior accuracy when compared with its own products.

     The Company believes there is significant market potential for its products resulting from several factors including increased demand for on-line optimization, growing market opportunities in Asia and Latin America, increased market penetration in the U.S. and the expansion of steel minimills. The Company estimates that there are currently several thousand production lines worldwide that currently use or could benefit from on-line process optimization. Asia and Latin America are experiencing growth in infrastructure development and manufacturing capacity which will drive demand for the Company's systems. The Company also believes there are potential opportunities to penetrate the U.S. markets which are dominated by few competitors. End users in the U.S. are demanding alternative sources of on-line process optimization. Increased emphasis on energy efficiency will also create demand for the Company's products. For example, in the automotive industry, for a given load-carrying capacity, all types of vehicles are being designed with a lower mass, with the objective of reducing energy consumption. This leads directly to several trends: for example, mass-produced road vehicles will use less steel and be made of thinner steels, plastic sheet parts and even aluminum. (The Audi A8, for example has an aluminum body.) Likewise, aircraft parts will be fabricated from more exotic materials such as composites and titanium. These trends indicate lower volume but higher value manufacture of web-type products and, consequently, increased demand for the Company's gauges and process optimization systems. The expansion of steel minimills (recycling) has created competitive pressures in the steel industry through increased demand for efficiency, which in turn will also stimulate demand for the Company's gauges and process optimization systems.

COMPETITION

     In the coal, cement and mineral industries, the Company competes primarily on performance and to a lesser extent on price. Competition regarding on-line coal and cement analyzers is limited at present. Scantech Limited (formerly Mineral Control Instrumentation Ltd.) of Australia is the Company's principal competitor in the on-line coal analyzer market. Scantech Limited, which entered the cement industry market in 1993, is also the Company's principal competitor in this industry. The Company is a recent entrant into the on-line mineral slurry analyzers market where it competes primarily with Amdel of Australia. The market for solids and multiphase analyzers for process control generally is fragmented, with numerous competitors. The Company believes it is a market leader in the segment of the solids and multiphase analyzer market for on-line bulk materials analyzers using neutron interrogation.


     Competition in the thickness-gauging business is highly fragmented with numerous competitors competing in various end-use market segments. As a result, competition varies according to the end-use segment. The Company competes based upon quality, performance and price. The Company's largest competitors are Honeywell (U.S.), Toshiba (Japan), and Yokogawa (Japan). Honeywell, through its divisions, Data Measurement and Loral, offer systems to the metals industry and through its Ohmart division is a supplier to the plastics industry. Toshiba and Yokogawa are at present competing with the Company in Asia in the metals industry. IMS (Germany) and IRM (Belgium/U.S.), compete with the Company worldwide in the metals industry. There are a number of competitors such as NDC
(US), Eurotherm (U.K.), and Infrared Engineering (U.K.), which compete with the Company in the plastics and rubber industry.


     Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Further, competition with respect to all of the Company's products could increase if new companies enter the market or if existing competitors expand their product lines. There can be no assurance that competitors of the Company will not develop technological innovations that will render products of the Company obsolete.

MARKETING, SALES AND DISTRIBUTION


     On-line Raw Materials Analyzer Business. The Company sells its on-line raw material analyzer products directly to its customers worldwide through its sales force consisting of 12 persons. The territories of this sales force are primarily geographical with some segment specialization. In addition, the Company uses a network of sales and service representatives in over 23 countries around the world to facilitate product distribution worldwide. The primary function of these representatives is to stay in close contact with customers or potential customers, gather market information, translate, advertise, participate in trade shows, arrange meetings and facilitate logistics. The Company also sells some products to original equipment manufacturers ("OEMs") who offer the Company's products along with their own or a third party's products. Sales to OEMs represent approximately 10% of the Company's total revenues.



     On-line Finished Materials Quality Control Business. The Company sells its on-line finished materials quality control systems primarily in Europe through a direct sales force of 20 employees, and through a network of 14 distributors and sales representatives in Europe. In Asia, a sales network has been established with agents currently under contract covering China and Japan. The Company employs three agents in Latin America covering Argentina, Brazil and Colombia. The Company has established a sales and service operation addressing countries participating in NAFTA. In addition, the Company sells its products to OEMs. Sales to OEMs represented approximately 27% of the Company's total revenues from its on-line finished materials quality control business for 1997. The Company intends to further extend its sales network in Asia, North America and Latin America.


     Customer Service and Support. The Company believes that high quality customer service and support is critical to success in the process optimization segment of the analytical instrumentation industry. The Company maintains a staff of engineers to assist customers with installing and integrating their process optimization system and to provide ongoing spare parts and calibration services for its on-line raw materials analyzer business. In addition, modems permit remote diagnostics by customer support personnel from the Company's headquarters or from satellite support centers. The Company supports its manufacturing operations for its on-line finished materials quality control business with a full range of services including application and engineering support, installation, supervision, commissioning, emergency field service by remote diagnostics via modems, extensive customer training, consulting and spare parts.

RESEARCH AND DEVELOPMENT

     The Company maintains active programs for the development and introduction of new products and improvements to existing products. The Company also seeks to develop new applications for its existing products and technology. In particular, the Company is actively seeking new applications for its non-invasive, non-destructive analysis technologies. The Company is also in the process of developing other applications for its CBA.


     With respect to its on-line finished materials quality control business, the Company is focused on two areas of commercial importance in the metals industry, the measurement of metal coatings and the cross-profile thickness measurement of hot steel strip, cold strip and plate. In both areas of measurement, parameters, particularly accuracy and resolution, are being tightened in response to end-user needs. In 1997, the Company introduced a hot stripmill tomographic profile gauge, an x-ray based gauge for hot dip galvanizing, a wedge pair gauge, and a compact fixed energy x-ray source for thin films.



     Research and development expenses for the Company were $3.8 million, $3.0 million and $2.6 million in fiscal 1997, 1996, and 1995, respectively. As of January 3, 1998, the Company had 51 full time employees engaged in research and development.


PATENTS


     The Company's policy is to protect its intellectual property rights and to apply for patent protection when appropriate. The Company is the owner of 12 United States patents as well as corresponding foreign patents having expiration dates ranging from 1998 through 2014. Patent protection is believed to provide the Company with competitive advantages with respect to certain instruments. The Company also considers that technical know-how, trade secrets and trademarks are important to its business.



     There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. Recently, the Company's Gamma-Metrics subsidiary initiated a lawsuit in the Federal District Court in San Diego, California, alleging, among other things, patent infringement against Scantech Limited and its subsidiary Mineral Control Instrumentation Ltd. Scantech Limited has filed a counterclaim against Gamma-Metrics alleging antitrust violations and unfair competition. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, use their resources to design comparable products that do not infringe the Company's patents or initiate claims that the Company's products infringe the competitors' patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such challenges or claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such challenges or claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. See "Risk Factors -- Proprietary Rights."

FACILITIES


     The Company's various businesses are operated from separate facilities. The Company leases approximately 45,000 square feet in San Diego, California pursuant to a lease that expires in 2003. The Company uses this facility for manufacturing, sales and administration for its on-line raw materials analyzer business. The Company also leases approximately 24,000 square feet in Gloucester, England, pursuant to a lease expiring in 2001, and owns an approximately 110,000 square foot facility in Erlangen, Germany, of which approximately 55,100 square feet are utilized by the Company, with the balance being used by another Thermo Instrument company. Both of these facilities are used by the Company for manufacturing, sales and administration for its on-line finished materials quality control business. In addition, the Company leases office space throughout the world for its sales and service operations. The Company believes that these facilities are adequate for its present operations.


PERSONNEL


     As of January 3, 1998, the Company had a total of 323 employees, of whom 51 were engaged in research and product development and 272 were engaged in sales, service, manufacturing and general management. The Company has had no work stoppages and considers its relations with employees to be good.


BACKLOG


     The Company's backlog of firm orders was approximately $26.9 million and $24.6 million at January 3, 1998 and December 28, 1996, respectively. The Company includes in backlog only those orders for which it has received firm purchase orders and for which delivery has been specified within twelve months. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.


RAW MATERIALS

     Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or the introduction of new products.

SEASONALITY


     The Company's on-line finished materials quality control business experiences a slowdown in revenues during the first quarter of each calendar year primarily because its customers tend to place their orders earlier in the year so that they can have the systems installed either during the holiday season in the third quarter or between Christmas and the New Year.

                       RELATIONSHIP WITH THERMO ELECTRON
                             AND THERMO INSTRUMENT

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Instrument has created the Company as a privately held subsidiary, and Thermo Instrument and Thermo Electron, and certain of their subsidiaries, have created several other privately and publicly held majority-owned subsidiaries. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of its spin-out strategy. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")


     Thermo Instrument develops, manufactures, and markets analytical instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds and toxic metals and other elements in a broad range of liquids, gases and solids. For its fiscal years ended January 3, 1998 and December 28, 1996, Thermo Instrument had consolidated revenues of $1,592,314,000 and $1,209,362,000, respectively, and consolidated net income of $147,258,000 and $132,751,000, respectively.



     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems and other specialized products and technologies. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal years ended January 3, 1998 and December 28, 1996, Thermo Electron had consolidated revenues of $3,558,320,000 and $2,932,558,000, respectively, and consolidated net income of $239,328,000 and $190,816,000, respectively.


THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that
(1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron is also responsible for ensuring that members comply with internal policies and procedures. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participates. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT


     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The annual fee for these services was equal to 1.0% of the Company's revenues for 1997 and 1996 and will decrease to 0.8% of revenues for 1998. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1997 and 1996, Thermo Electron assessed the Company fees of $567,000 and $520,000, respectively.


     Management believes that the service fees charged under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges directly attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior written notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided following termination.


MASTER GUARANTEE REIMBURSEMENT AGREEMENTS


     The Company has entered into a Master Guarantee Reimbursement Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron with regard to the Company's obligations which are guaranteed by Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees it issues on the Company's behalf.

MISCELLANEOUS


     As of January 3, 1998, $40,173,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.



     The Company leases approximately 54,900 square feet of its 110,000 square foot facility in Erlangen, Germany on a month-to-month basis to another Thermo Instrument company. The Thermo Instrument company is responsible for paying to the Company its pro rata share of occupancy expenses, including utilities and taxes, associated with the facility which payments in 1997 amounted to $472,000 in the aggregate.



     In 1997, the Company paid a ten percent (10%) commission totaling $83,000 to Thermo Sentron Inc., a majority-owned subsidiary of Thermedics Inc., which is in turn a majority-owned subsidiary of Thermo Electron, for assisting in the sale by the Company of its products in Australia.



     In 1997, the Company purchased several x-ray source components for $267,000 from Kevex X-Ray Inc., a wholly owned subsidiary of ThermoSpectra Corporation, which in turn is a majority-owned subsidiary of Thermo Instrument.



     The Corporation, along with certain other Thermo Subsidiaries, participates in a notional pool arrangement with Barclays Bank, which includes a $150 million credit facility. Only European-based Thermo Subsidiaries participate in this arrangement. Under this arrangement the Bank notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. In addition, funds on deposit under this arrangement provide credit support for overdraft obligations of other participants. As of January 3, 1998, the Corporation had a negative cash balance of approximately $569,000, based on an exchange rate of $1.65/L1.00 as of January 3, 1998. For 1997, the average annual interest rate earned on GBP deposits by participants in this credit arrangement was approximately 6.5% and the average annual interest rate paid on GBP overdrafts was approximately 7.2%.



     At January 3, 1998, the Corporation owed Thermo Electron and its other subsidiaries an aggregate of $4,184,000 or amounts due under the Corporate Services Agreement and related administrative charges, for other products and services, and for miscellaneous items, excluding loans described above. The largest amount of net indebtedness owed by the Corporation to Thermo Electron and its other subsidiaries since December 29, 1996 was $4,184,000. These amounts do not bear interest and are expected to be paid in the normal course of business.



STOCK HOLDING ASSISTANCE PLAN



     In 1997, the Corporation adopted a stock holding policy which requires its chief executive officer to acquire and hold a minimum number of shares of Common Stock. In order to assist the chief executive officer in complying with the policy, the Corporation also adopted a stock holding assistance plan under which it may make interest-free loans to the chief executive officer, to enable such employees to purchase the Common Stock in the open market. During 1997, Mr. Corte received a loan in the principal amount of $51,907.85 under this plan to purchase 3,200 shares of the Common Stock. The loan to Mr. Corte is repayable upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the human resources committee of the Corporation's board of directors.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:


NAME                                           AGE                  POSITION
----                                           ---                  --------
Denis A. Helm................................   59  Chairman of the Board and Director
Ernesto A. Corte.............................   59  President, Chief Executive Officer and
                                                      Director
Werner G. Kramer.............................   50  Executive Vice President
John N. Hatsopoulos..........................   62  Senior Vice President and Chief Financial
                                                      Officer
Paul F. Kelleher.............................   54  Chief Accounting Officer
Joseph A. Baute..............................   70  Director
Willard R. Becraft...........................   71  Director
Earl R. Lewis................................   54  Director
John T. Keiser...............................   62  Director
Arvin H. Smith...............................   68  Director


     All of the Company's Directors are elected annually and hold office until their respective successors are elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.


     Denis A. Helm has been Chairman of the Board and Director of the Company since its inception in November 1996 and was the Chief Executive Officer of the Company from November 1996 to February 1998. Mr. Helm has been President of Thermo Instrument's Thermo Environmental Instruments Inc. subsidiary since 1981. Thermo Environmental designs, manufactures and distributes instruments and systems for detecting and monitoring environmental pollutants. Mr. Helm has also been a Senior Vice President of Thermo Instrument since 1994 and was a Vice President of Thermo Instrument from 1986 until 1994.



     Ernesto A. Corte has been President of the Company since its inception in November 1996 and Chief Executive Officer and Director since February 1998. Mr. Corte was chief operating officer of the Company from November 1996 to February 1998. Mr. Corte has been president of the Company's Gamma-Metrics subsidiary, a manufacturer and marketer of on-line raw materials analyzers, since its acquisition by Thermo Instrument in 1993. Mr. Corte founded Gamma-Metrics in 1980 and was Chairman of the Board, Chief Executive Officer and President of Gamma-Metrics prior to its acquisition in 1993.


     Werner G. Kramer has been Executive Vice President of the Company since its inception in November 1996. Mr. Kramer has been President of the Company's Eberline Radiometrie Instruments GmbH subsidiary and President of Radiometrie's parent company, Thermo Instrument Systems GmbH, since 1993. Prior to that, Mr. Kramer was Executive Vice President of the Industrial Gauging Division of FAG Kugelfischer since 1983. FAG Kugelfischer is a large German company which manufactures ball bearings.


     John N. Hatsopoulos has been Senior Vice President of the Company since 1997 and Chief Financial Officer of the Company since its inception in November 1996 and was a Vice President of the Company and a Director of the Company from November 1996 to September 1997. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988. Mr. Hatsopoulos has been President of Thermo Electron since January 1997, Chief Financial Officer of Thermo Electron since 1988 and was an Executive Vice President of Thermo Electron from 1986 until January 1997. He is also a Director of LOIS/USA Inc., Thermedics Inc., Thermo Ecotek Corporation, Thermo Electron Corporation, Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Power Corporation, Thermo TerraTech Inc. and Thermedics Detection Inc.



     Paul F. Kelleher has been Chief Accounting Officer of the Company since its inception in November 1996. Mr. Kelleher has been Senior Vice President, Finance of Thermo Electron since June 1997, served as its Vice President, Finance from 1987 to June 1997 and served as its Controller from 1982 to January 1996. He is also a Director of ThermoLase Corporation.


     Willard R. Becraft has been a Director of the Company since May 1997. Mr. Becraft is a consultant in advanced instrumentation and control technology development. He was an executive vice president of Northwest Instrument Systems, Inc., a business he co-founded to develop specific instrumentation services with applications in the environmental field, for more than five years prior to his retirement in July 1996. Mr. Becraft spent more than 30 years of his business career with the General Electric Company in various management capacities, and was responsible for managing research and development and product development activities in instrumentation and control, fusion energy, solar energy, jet engines and spacecraft systems.


     Joseph A. Baute has been a Director of the Company since June 1997. Since 1993, Mr. Baute has been a consultant to Markem Corporation, a manufacturer of marking and printing machinery, specialty inks and printing elements. Mr. Baute was also the Chairman and Chief Executive Officer of Markem Corporation from 1977 and 1979, respectively, until his retirement in 1993. He is a director of Cerion Technology, Houghton-Mifflin Company and INSO Corporation.



     Earl R. Lewis has been a Director of the Company since its inception in November 1996. Mr. Lewis has been President and chief executive officer of Thermo Instrument since March 1997 and January 1998, respectively, and was Chief Operating Officer of Thermo Instrument from January 1996 to January 1998. He was an Executive Vice President of Thermo Instrument from January 1996 to March 1997 and was Vice President from March 1992 to January 1994. Mr. Lewis has been a Vice President of Thermo Electron since September 1996. Mr. Lewis was Chief Executive Officer of Thermo Optek, which is a majority-owned subsidiary of Thermo Instrument that manufactures optical spectroscopy instruments and affiliated components, from August 1995 until January 1998, and was President of its predecessor, Thermo Jarrell Ash, for more than five years prior to that date a manufacturer of atomic spectrometers. Mr. Lewis is also Director of Thermo Optek, Thermo BioAnalysis Corporation, Thermo Instrument, Thermo Vision Corporation, ONIX Systems Inc., ThermoQuest Corporation and ThermoSpectra Corporation.



     John T. Keiser has been a Director of the Company since its inception in November 1996. Mr. Keiser has been President of the Thermo Biomedical subsidiary of Thermo Electron since 1994, which manufactures a variety of medical equipment and instruments. Mr. Keiser has been President of Thermedics Inc., a majority-owned subsidiary of Thermo Electron which develops and manufactures product quality assurance systems, precision weighing and inspection equipment, electrochemistry and microweighing products, electronic-test instruments, explosives-detection devices and moisture-analysis systems and implantable heart-assist systems and other biomedical products. Mr. Keiser had been President of the Eberline Instrument division of Thermo Instrument from 1985 to July 1994, which is a manufacturer of radiation detection and counting instrumentation and radiation monitoring systems. Mr. Keiser is also a Director of Thermo Cardiosystems Inc., Thermedics Inc. and Trex Medical Corporation.



     Arvin H. Smith has been a Director of the Company since its inception in November 1996. Mr. Smith has been Chairman of the Board of Thermo Instrument since March 1997 and was Chief Executive Officer and President of Thermo Instrument from 1986 to January 1998 and March 1997, respectively. Mr. Smith has been an Executive Vice President of Thermo Electron since 1991 and, prior to that time, a Senior Vice President of that corporation from 1986 to 1991. Mr. Smith is also a Director of Thermo BioAnalysis Corporation, Thermo Optek, Thermo Power Corporation, ThermoQuest Corporation, Thermo Instrument, ONIX Systems Inc., Thermo Vision and ThermoSpectra Corporation.


COMPENSATION OF DIRECTORS

     All Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $2,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors fees is made quarterly. Messrs. Helm, Hatsopoulos, Lewis, Keiser and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.


     Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Instrument or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Instrument or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. The Company has reserved 12,500 shares under this plan. As of June 28, 1997, no stock options have been granted under this plan. As of March 1, 1998, deferred units equal to 66.4 shares of Common Stock were accumulated under the Deferred Compensation Plan.



STOCK-BASED COMPENSATION



     Directors of the Company are also eligible for the grant of stock options under the Company's equity incentive plan. The equity incentive plan is administered by the human resources committee of the board of directors, which determines the turn and terms of stock-based awards to be granted. To date, only nonqualified stock options have been granted under this plan. In 1997, options to purchase 10,000 shares of the Common Stock were granted to each of the non-executive directors of the Company at an exercise price of $15.00 per share. These options may be exercised at any time prior to the expiration of the option on the seventh anniversary of the grant date. Shares acquired upon exercise of the options are subject to restrictions on transfer and right of the Company to repurchase such shares at the exercise price if the director ceases to serve as a director of the Company or any other Thermo Electron company. The restrictions and repurchase rights lapse or are deemed to have lapsed 20% per year, starting with the first anniversary of the grant date, provided the director has continuously served as a director of the Company or any other Thermo Electron company since the grant date.

COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and two other executive officers for the fiscal year ended December 28, 1996. No other executive officer of the Company who held office at the end of fiscal 1996 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules for this period. The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."

                           SUMMARY COMPENSATION TABLE


                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                     ------------------
                                                                         SECURITIES
                                                                         UNDERLYING
                                              ANNUAL COMPENSATION         OPTIONS
                                              -------------------    (NO. OF SHARES AND      ALL OTHER
    NAME AND PRINCIPAL POSITION         FY     SALARY      BONUS        COMPANY)(1)       COMPENSATION(2)
    ---------------------------        ----   --------    -------    ------------------   ---------------
Denis A. Helm(3)                       1997   $ 15,500    $ 9,200       25,000(MKA)           $7,125
  Chief Executive Officer

Ernesto A. Corte(4)                    1997   $163,530    $55,000       35,000(MKA)           $7,508(5)
  President and Chief Operating                                         20,000(TMO)
  Officer                              1996   $163,530    $37,000        7,500(TOC)           $6,750
                                                                         5,000(TMQ)

Werner G. Kramer(4)(6)                 1997   $282,325DM  $48,055DM     30,000(MKA)               --
  Executive Vice President             1996    282,000DM        0        7,500(TOC)               --
                                                                         5,000(TMQ)


---------------


(1) Options granted by the Corporation are designated in the table as "MKA." In addition, the named executive officers have been granted options to purchase shares of the common stock of Thermo Electron companies from time to time as part of Thermo Electron's stock option program. Options have been granted to the named executive officers during the last two fiscal years in the following Thermo Electron companies: Thermo Electron (designated in the table as TMO), Thermo Optek Corporation (designated in the table as TOC) and ThermoQuest Corporation (designated in the table as TMQ).



(2) Represents the amount of matching contributions made by the individual's employer on behalf of named executive officers participating in the Thermo Electron 401(k) plan.



(3) Mr. Helm was appointed chief executive officer of the Corporation at its inception in November 1996 and served in that position until February 11, 1998. Mr. Helm has also served as a senior vice president of Thermo Instrument since 1994, as a vice president of Thermo Instrument from 1986 through 1994 and as president of Thermo Instrument's Thermo Environmental Inc. subsidiary since 1981. A portion or all of Mr. Helm's annual cash compensation (salary and bonus) has been paid by Thermo Instrument in each of the last two fiscal years for the time he devoted to his responsibilities to this company. The annual cash compensation (salary and bonus) reported in the table for Mr. Helm represents the amount paid by the Corporation for Mr. Helm's services as its chief executive officer. For fiscal 1997 and 1996, approximately 10% and 0%, respectively, of Mr. Helm's salary and bonus earned in all capacities throughout the Thermo Electron organization was paid by the Corporation for his services as chief executive officer. In addition, Mr. Helm has been granted options to purchase shares of the common stock of Thermo Electron and certain of its subsidiaries other than the Corporation from time to time by Thermo Electron or such other subsidiaries. These options are not reported in this table as they were granted as compensation for service to other Thermo Electron companies in capacities other than in his capacity as the chief executive officer of the Corporation.



(4) Compensation amounts for Messrs. Corte and Kramer for 1996 include compensation received by each from Thermo Instrument prior to the Corporation's inception in November 1996.



(5) In addition to the matching contribution referred to in footnote (2), such amount includes $383, which represents the amount of compensation attributable to an interest-free loan provided to Mr. Corte pursuant to the Corporation's stock holding assistance plan. See "Relationship with Affiliates -- Stock Holding Assistance Plan."



(6) Mr. Kramer is a citizen of Germany and all compensation received by him is paid in deutschemarks. If his salary had been translated into U.S. dollars using the average exchange rates for 1997 and 1996, Mr. Kramer would have received an annual salary of $163,325 and $187,474, respectively, for fiscal 1997 and 1996 and an annual bonus of $27,800 and $0, respectively, for the same years.



     Stock Options Granted During Fiscal 1997



     The following table sets forth information concerning individual grants of stock options made during fiscal 1997 to the Company's chief executive officer and the other named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1997.



                          OPTION GRANTS IN FISCAL 1997

--------------------------------------------------------------------------------

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                           NUMBER OF                                                                 ANNUAL RATES OF
                             SHARES          % OF TOTAL                                         STOCK PRICE APPRECIATION
                           UNDERLYING      OPTIONS GRANTED                                         FOR OPTION TERM(2)
                            OPTIONS        TO EMPLOYEES IN   EXERCISE PRICE                     -------------------------
          NAME             GRANTED(1)        FISCAL YEAR       PER SHARE      EXPIRATION DATE       5%           10%
          ----             ----------      ---------------   --------------   ---------------   ----------   ------------
Denis A. Helm(3)             25,000(MKA)       13.70%            $15.00           5/23/09        $298,500     $  802,000
-------------------------------------------------------------------------------------------------------------------------
Ernesto A. Corte             35,000(MKA)       19.20%            $15.00           5/23/09        $417,900     $1,122,800
                             20,000(TMO)        1.40%(4)         $39.39           9/24/09        $627,000     $1,684,600
-------------------------------------------------------------------------------------------------------------------------
Werner G. Kramer             30,000(MKA)       16.40%            $15.00           5/23/09        $358,200     $   96,400
-------------------------------------------------------------------------------------------------------------------------


---------------

(1) All of the options granted during the fiscal year are immediately exercisable as of the end of the fiscal year. In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. The repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided the optionee continues to be employed by the Corporation or another Thermo Electron company. The granting corporation may permit the holder of options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.



(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock of the granting corporation, the optionee's continued employment through the option period and the date on which the options are exercised.

(3) Mr. Helm has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Corporation. These options are not reported in the table as they were granted as compensation for service to other Thermo Electron companies in capacities other than in his capacity as chief executive officer of the Corporation.



(4) These options were granted under stock option plans maintained by Thermo Electron companies other than the Corporation and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.



     Stock Options Exercised During Fiscal 1997 and Fiscal Year-end Option
Values



     The following table reports certain information regarding stock option exercises during fiscal 1997 and outstanding stock options held at the end of fiscal 1997 by the Company's chief executive and the other named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1997.



   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES


--------------------------------------------------------------------------------







                                                                                                   VALUE OF
                                                                                                  UNEXERCISED
                                                                                                 IN-THE-MONEY
                                                                            NUMBER OF          OPTIONS AT FISCAL
                                              SHARES                  SECURITIES UNDERLYING        YEAR-END
                                             ACQUIRED                  UNEXERCISED OPTIONS     -----------------
                                                ON         VALUE           EXERCISABLE/          EXERCISABLE/
          NAME                 COMPANY       EXERCISE   REALIZED(1)      UNEXERCISABLE(2)        UNEXERCISABLE
          ----            -----------------  --------   -----------   ----------------------   -----------------
Denis A. Helm(3)          Metrika Systems       --             --            25,000/0            $    9,375/--
----------------------------------------------------------------------------------------------------------------
Ernesto A. Corte          Metrika Systems       --             --            35,000/0            $   13,125/--
                          Thermo Electron       --             --            20,000/0            $   75,960/--
                          Thermo Instrument     --             --            58,593/0            $1,322,936/--
                          Thermo Optek          --             --             7,500/0            $   35,850/--
                          ThermoQuest           --             --             5,000/0            $   25,000/--
                          ThermoSpectra         --             --               500/0            $       32/--
----------------------------------------------------------------------------------------------------------------
Werner G. Kramer          Metrika Systems       --             --            30,000/0            $   11,250/(3)
                          Thermo Instrument    862        $11,706             6,263/0            $  130,498/--
                          Thermo Optek          --             --             7,500/0            $   35,850/--
                          ThermoQuest           --             --             5,000/0            $   25,000/--
                          ThermoSpectra         --             --               700/0            $       44/--
----------------------------------------------------------------------------------------------------------------



(1) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.



(2) All of the options reported outstanding at the end of the fiscal year were immediately exercisable as of the end of the fiscal year. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. The repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the Corporation or another Thermo Electron company. The granting corporation may permit the holder of such options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.

(3) Mr. Helm also holds other unexercised options to purchase common stock of Thermo Electron and its subsidiaries other than the Corporation. These options are not reported here as they were granted as compensation for service to other Thermo Electron companies in capacities other than in his capacity as chief executive officer of the Corporation.



           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     PRINCIPAL STOCKHOLDER


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 1, 1998 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.



                 NAME AND ADDRESS                     NUMBER OF SHARES     PERCENTAGE OF OUTSTANDING
                OF BENEFICIAL OWNER                  BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
                -------------------                  ------------------    -------------------------
Thermo Electron Corporation(1)                            5,000,000                  60.5%
  81 Wyman Street
  Waltham, MA 02254-9046


---------------

(1) Thermo Electron through its majority owned subsidiary Thermo Instrument, beneficially owns these shares of Common Stock.


     Thermo Instrument intends to adopt a stock option plan with respect to the Common Stock that it beneficially owns. Under this plan, options to purchase up to 100,000 shares of such stock may be granted to any person within the discretion of the human resources committee of the Board of Directors of Thermo Instrument, including officers and key employees of Thermo Instrument.

MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 1, 1998 as well as information regarding the beneficial ownership of the Stock and the common stock of Thermo Instrument and Thermo Electron, as of March 1, 1998, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table above, and (iii) all Directors and current executive officers as a group.


     While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument.


                                            METRIKA SYSTEMS    THERMO INSTRUMENT    THERMO ELECTRON
                 NAME(1)                    CORPORATION(2)      SYSTEMS INC.(3)     CORPORATION(4)
                 -------                    ---------------    -----------------    ---------------
Ernesto A. Corte                                 41,800               60,701              21,620
Denis A. Helm                                    26,000              197,644             163,353
John T. Keiser                                   12,000              154,212             175,283
Werner G. Kramer                                 31,000                6,378                   0
Joseph A. Baute                                  10,533                    0                   0
Willard R. Becraft                               11,033                    0                   0
Earl R. Lewis                                    20,000              203,726              84,037
Arvin H. Smith                                   10,000              539,583             519,038
All Directors and Current Executive
  Officers as a Group (10 persons)              189,866            1,269,834           1,776,158


---------------
(1) Except as reflected in the footnotes to this table, shares of Common Stock and common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person and by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.


(2) Shares of Common Stock beneficially owned by Mr. Baute, Mr. Becraft, Mr. Corte, Mr. Helm, Mr. Keiser, Mr. Kramer, Mr. Lewis, Mr. Smith and all directors and executive officers as a group include 10,000, 10,000,

    35,000, 25,000, 12,000, 30,000, 20,000, 10,000 and 164,500 shares, respectively, that such person or group has the right to acquire within 60 days of March 1, 1998, through the exercise of stock options. Shares of the Common Stock beneficially owned by Mr. Baute, Mr. Becraft and all directors and executive officers as a group include 33, 33 and 66 full shares allocated to their respective accounts under the Corporation's Deferred Compensation Plan for Directors. No director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of March 1, 1998; all directors and executive officers as a group beneficially owned 2.29% of the Common Stock outstanding as of such date.



(3) The shares of the common of Thermo Instrument shown in the table reflect a five-for-four split of such stock distributed in October 1997 in the form of a 25% stock dividend. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Corte, Mr. Helm, Mr. Keiser, Mr. Kramer, Mr. Lewis, Mr. Smith and all directors and executive officers as a group include 58,593, 140,625, 70,312, 6,263, 172,085, 292,968, and 829,908 shares, respectively, that such person or group had the right to acquire within 60 days after March 1, 1998, through the exercise of stock options. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Smith and all directors and executive officers as a group include 663 and 1,819 shares, respectively, allocated through March 1, 1998, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan, of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron (the ("ESOP"). Shares of the common stock of Thermo instrument beneficially owned by Mr. Helm include a total of 5,264 shares held in custodial accounts for the benefit of four minor children. Shares of the Common Stock of Thermo Instrument beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of March 1, 1998; all directors and executive officers as a group beneficially owned 1.04% of the common stock of Thermo Instrument outstanding as of such date.



(4) Shares of the common stock of Thermo Electron beneficially owned by Mr. Corte, Mr. Helm, Mr. Keiser, Mr. Lewis, Mr. Smith, and all directors and executive officers as a group include 20,000, 105,322, 134,397, 84,037, 228,411, and 1,277,639 full shares, respectively, that such person or group has the right to acquire within 60 days of March 1, 1998, through the exercise of stock options. Shares of common stock of Thermo Electron beneficially owned by Mr. Smith and all directors and executive officers as a group include 1,717 and 5,179 full shares, respectively, allocated to accounts maintained pursuant to the ESOP. No director or executive officer beneficially owned more than 1% of common stock of Thermo Electron outstanding as of March 1, 1998; all directors and executive officers as a group beneficially owned 1.11% of the Thermo Electron common stock outstanding as of such date.

                              SELLING SHAREHOLDERS



     The following table sets forth the names of the Selling Shareholders, the number of shares of Common Stock owned by each Selling Shareholder, the number of Shares that may be offered by each Selling Shareholder pursuant to this Prospectus, and the number of Shares each Selling Shareholder will own after completion of the offering, assuming all of the Shares being offered hereby are sold.



                                                        SHARES OF
                                                      COMMON STOCK                     SHARES OWNED
                                                          OWNED                            AFTER
                                                      PRIOR TO THE    SHARES BEING      COMPLETION
                SELLING SHAREHOLDER                    OFFERING(1)      OFFERED       OF THE OFFERING
                -------------------                   ------------    ------------    ---------------
Harrogate Holdings Ltd..............................       5,000          5,000                 0
Topaz Investments and Management Inc................       1,500          1,500                 0
Orsenna Ltd.........................................       3,000          3,000                 0
Pavlos and Efstathia Servetopoulos..................       2,000          2,000                 0
Efal Investment Co. ................................       4,000          4,000                 0
Efimia Chryssi......................................         500            500                 0
Alexandros Chryssis.................................         500            500                 0
Vasilios and Irini Lezos............................         500            500                 0
Aphrodite Trading Corp. ............................       3,500          3,500                 0
Richard H. Hochman..................................       6,650          6,650                 0
James J. Albertine..................................       1,667          1,667                 0
John M. Albertine(2)................................       8,332          8,332                 0
The Acorn Fund......................................     232,500         32,500           200,000
Kemper Technology Fund..............................      66,666         66,666                 0
WNC Corporation.....................................      10,000         10,000                 0
Bruce E. Toll.......................................      10,000         10,000                 0
Harold S. Melcher...................................      20,000         20,000                 0
Dinesh Sachdeva.....................................       2,500          2,500                 0
Richard V. Aghababian...............................       6,666          6,666                 0
Thermo Opportunity Fund.............................      66,666         66,666                 0
W.H.I. Growth Fund, L.P. ...........................      50,000         50,000                 0
Robert L. Rabuck....................................       3,333          3,333                 0
Edward Leshowitz Trustee of Angelo R. Cali
  Irrevocable Trust Dated 07/01/79..................       2,500          2,500                 0
Decaudaveine........................................       2,500          2,500                 0
Oddo & Cie..........................................      17,500         17,500                 0
Ruffer Inv. Man. Ltd. ..............................       5,000          5,000                 0
Prolific International Fund PLC TC PI Technology....       5,000          5,000                 0
Midland Bank Trust Company Limited..................      17,500         17,500                 0
NPI AM Re CD Marks Trust............................       5,500          5,500                 0
NPI AM Re IR & AD Marks.............................       2,750          2,750                 0
NPI AM Re AIM Foundation............................       5,500          5,500                 0
NPI AM Re Beaie Marks...............................       2,750          2,750                 0
NPI AM Re Marie Marks...............................       2,000          2,000                 0
NPI AM Re NJ Marks..................................       5,500          5,500                 0
NPI AM Re CD Marks..................................       2,000          2,000                 0
Discount Bank and Trust Company.....................      25,000         25,000                 0

                                                        SHARES OF
                                                      COMMON STOCK                     SHARES OWNED
                                                          OWNED                            AFTER
                                                      PRIOR TO THE    SHARES BEING      COMPLETION
                SELLING SHAREHOLDER                    OFFERING(1)      OFFERED       OF THE OFFERING
                -------------------                   ------------    ------------    ---------------
Dresdner Bank (Switzerland) Ltd. ...................      15,000         15,000                 0
ABN AMRO Bank (Schweiz).............................      10,000         10,000                 0
Soginvest Banca Lugano..............................       6,000          6,000                 0
Pilot Trading Trust(3)..............................       5,000          5,000                 0
Michael R. Turner...................................       3,333          3,333                 0
R. Hunter Morin.....................................       3,333          3,333                 0
Darier, Hentsch & Cie...............................      33,333         33,333                 0
Steven Ames.........................................       5,000          5,000                 0
Myles H. Tanenbaum..................................      25,000         25,000                 0
Dr. Jondy L. Cohen..................................       2,500          2,500                 0
Jay A. Cohen........................................       2,500          2,500                 0
L & J Cohen Inc. ...................................      12,500         12,500                 0
Leonard Cohen & Jean Cohen Trustees FBO Leonard
  Cohen & Jean Cohen Revocable Trust UAD 12/19/93...      12,500         12,500                 0
Atalanta Investment Co. Inc. .......................      25,000         25,000                 0
Philip H. Geier.....................................      25,000         25,000                 0
Yiska Moser Trust...................................       8,000          8,000                 0
HTOOB, Inc. ........................................       5,000          5,000                 0
Alex E. Booth, Jr...................................       5,000          5,000                 0
Morris Weiser, Trustee Morris Trust U/A/D
  12/31/92..........................................       2,500          2,500                 0
Julian I. Edison....................................      20,000         20,000                 0
Hope R. Edison......................................       5,000          5,000                 0
Eos Partners, LP....................................      55,000         55,000                 0
Harpel Family Partnership...........................       7,500          7,500                 0
Rose Cali Custodian for Christopher J. Cali Unif.
  Trans. Min. Act NJ................................       1,500          1,500                 0
Edward Leshowitz....................................       2,000          2,000                 0
John J. Cali........................................       1,000          1,000                 0
Jackie L. Stone.....................................       3,333          3,333                 0
Seema Sachdeva and Rakesh Sachdeva..................       1,350          1,350                 0
William E. Phillips.................................       3,500          3,500                 0
Donald E. Noble(4)..................................       1,500          1,500                 0
The Benjamin Wood Painter Trust.....................         750            750                 0
The Christopher Norwood Painter Trust...............         750            750                 0
Werner Kramer(5)....................................      31,000          1,000            30,000
Comar Inc...........................................       1,500          1,500                 0
Ernesto A. Corte(6).................................      38,600          3,500            35,100
Gilcy Partners Ltd. L.P. ...........................       1,666          1,666                 0
Bankers Trust, Trustee for Chrysler Corp. Emp. #1
  Pension Plan dated April 1, 1989..................     120,000        120,000                 0
Denis A. Helm(7)....................................      26,000          1,000            25,000
Green Gentury Balanced Fund.........................      12,500         12,500                 0
Essex Special Growth Opportunities Fund LP..........      20,000         20,000                 0

                                                        SHARES OF
                                                      COMMON STOCK                     SHARES OWNED
                                                          OWNED                            AFTER
                                                      PRIOR TO THE    SHARES BEING      COMPLETION
                SELLING SHAREHOLDER                    OFFERING(1)      OFFERED       OF THE OFFERING
                -------------------                   ------------    ------------    ---------------
Demetrios Speliotis.................................       6,000          6,000                 0
Konstantinos & Vasilia Kanaris......................         500            500                 0
Tral & Co. .........................................      72,000         72,000                 0
Clariden Bank.......................................      12,000         12,000                 0


---------------


(1) Except as otherwise reflected in the footnotes to this table, all share ownership includes Shares owned by the Selling Shareholders and shares that the Selling Shareholders have the right to acquire within 60 days of September 27, 1997, through the exercise of stock options.



(2) John M. Albertine is a Director of Thermo Electron.



(3) Pilot Trading Trust is controlled by Robert A. McCabe, a Director of Thermo Electron, and members of his family.



(4) Donald E. Noble is a Director of Thermo Electron.



(5) Werner Kramer is Executive Vice President of the Company. See "Management" and " Security Ownership of Certain Beneficial Owners and Management."



(6) Ernesto A. Corte is President and Chief Operating Officer of the Company. See "Management" and "Security Ownership of Certain Beneficial Owners and Management."



(7) Denis A. Helm is Chief Executive Officer and a Director of the Company. See "Management" and "Security Ownership of Certain Beneficial Owners and Management."



     The Shares are being registered to permit public secondary trading of the Shares from time to time by the Selling Shareholders. All of the Shares being offered by the Selling Shareholders were sold by the Company in private placement transactions pursuant to Stock Purchase Agreements with the Company dated December 16, 1996 and December 27, 1996 (the "Purchase Agreements") for cash.



     In the Purchase Agreements, the Company agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions, and fees and expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares being offered by the Selling Shareholders. See "Sale of Shares." The Company intends to prepare and file such amendments and supplements to the Registration Statement of which this Prospectus forms a part as may be necessary to keep the Registration Statement effective until all the Shares registered thereunder have been sold pursuant thereto or until, by reason of Rule 144(k) of the Commission under the Securities Act or any other rule of similar effect, the Shares are no longer required to be registered for the sale thereof by the Selling Shareholders.



                                 SALE OF SHARES



     The Company will not receive any of the proceeds from this offering. The Shares offered hereby may be sold from time to time by or for the account of any of the Selling Shareholders or by their pledgees, donees, distributees or transferees or other successors in interest to the Selling Shareholders. The Shares may be sold hereunder directly to purchasers by the Selling Shareholders in negotiated transactions; by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchases; block trades in which the broker or dealer will attempt to sell Shares as agent but may position and resell a portion of the block as principal; transactions in which a broker or dealer purchases as principal for resale for its own account; or through underwriters or agents. The Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of the Shares. Each Selling Shareholder will be responsible for payment of any and all commissions to brokers.



     The aggregate proceeds to any Selling Shareholder from the sale of the Shares offered hereby will be the purchase price of such Shares less any broker's commission.



     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.



     Any Selling Shareholder and any broker-dealer, agent or underwriter who acts in connection with the sale of Shares hereunder may be deemed to be an "underwriter" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

                          DESCRIPTION OF CAPITAL STOCK


     As of March 31, 1998, the Company had 25,000,000 shares of Common Stock authorized for issuance, of which 8,267,828 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock and the shares offered hereby are legally issued, fully paid and nonassessable.



     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Thermo Instrument intends to continue to beneficially own at least a majority of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.



     In May 1997, the Company declared and effected a one-for-two reverse stock split pursuant to an amendment to its Certificate of Incorporation filed with the Delaware Secretary of State on May 27, 1997. As a result, each share of Common Stock outstanding immediately prior to such split was automatically converted into one-half of a share of Common Stock. No fractional shares of Common Stock were issued upon effectiveness of such split and all shareholders otherwise entitled to fractional shares are entitled to cash in lieu of such fractional share in the sum of such fractional share multiplied by $15.00.


     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty to the fullest extent permitted by the General Corporation Law of Delaware. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     There are currently 8,267,828 shares of Common Stock of the Company outstanding, of which 3,267,828 are freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144.



     Of such 8,267,828 outstanding shares, 5,000,000 are owned by Thermo Instrument. Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule
144. In meeting the one and two year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate.


     The Company has reserved 362,500 shares for grants under its existing stock-based compensation plans. As of March 31, 1998, the Company had options outstanding to purchase up to 298,000 shares of Common Stock to its employees and Directors at an exercise price of $15.00 per share. All of such options are currently exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. This repurchase right lapses ratably (on an annual basis) over a five to ten year period depending upon the term of the option. The Company intends to file registration statements under the Securities Act to register all shares of Common Stock issuable under such plans. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statements.



                                 LEGAL OPINIONS



     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company. Mr. Hoogasian owns or has the right to acquire 2,500 shares of Common Stock of the Company, 20,986 shares of common stock of Thermo Instrument and 108,764 shares of common stock of Thermo Electron.


                                    EXPERTS

     The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of the fees prescribed by the Commission from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661.



     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such site is http://www.sec.gov. The Common Stock of the Company is listed on the American Stock Exchange, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                          METRIKA SYSTEMS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Statement of Income for the years ended January
  3, 1998, December 28, 1996 and December 30, 1995..........  F-3
Consolidated Balance Sheet as of January 3, 1998 and
  December 28, 1996.........................................  F-4
Consolidated Statement of Cash Flows for the years ended
  January 3, 1998, December 28, 1996 and December 30,
  1995......................................................  F-5
Consolidated Statement of Shareholders' Investment for the
  years ended January 3, 1998, December 28, 1996 and
  December 30, 1995.........................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Metrika Systems Corporation:

     We have audited the accompanying consolidated balance sheet of Metrika Systems Corporation (a Delaware corporation and 60%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, cash flows, and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metrika Systems Corporation and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 17, 1998

                          METRIKA SYSTEMS CORPORATION


                        CONSOLIDATED STATEMENT OF INCOME





                                                                1997       1996       1995
                                                                ----       ----       ----
                                                              (IN THOUSANDS EXCEPT PER SHARE
                                                                         AMOUNTS)
Revenues (Note 10)..........................................  $56,714    $52,047     46,032
                                                              -------    -------    -------
Costs and Operating Expenses:
  Cost of revenues..........................................   29,928     28,527     25,767
  Selling, general, and administrative expenses (Note 7)....   14,367     13,395     11,640
  Research and development expenses.........................    3,815      3,024      2,580
                                                              -------    -------    -------
                                                               48,110     44,946     39,987
                                                              -------    -------    -------
Operating Income............................................    8,604      7,101      6,045
Interest Income.............................................    2,013        101         21
Interest Expense (Note 7)...................................     (838)      (796)    (1,146)
                                                              -------    -------    -------
Income Before Provision for Income Taxes....................    9,779      6,406      4,920
Provision for Income Taxes (Note 6).........................    3,920      2,561      2,068
                                                              -------    -------    -------
Net Income..................................................  $ 5,859    $ 3,845    $ 2,852
                                                              =======    =======    =======
Basic and Diluted Earnings per Share (Note 11)..............  $   .82    $   .76    $   .57
                                                              =======    =======    =======
Weighted Average Shares (Note 11):
     Basic..................................................    7,143      5,032      5,000
                                                              =======    =======    =======
     Diluted................................................    7,147      5,032      5,000
                                                              =======    =======    =======






  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                           CONSOLIDATED BALANCE SHEET




                                                                1997        1996
                                                                ----        ----
                                                              (IN THOUSANDS EXCEPT
                                                                 SHARE AMOUNTS)
                                      ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 44,044    $20,229
  Available-for-sale investments, at quoted market value
     (amortized cost of $6,231) ............................     6,245         --
  Accounts receivable, less allowances of $671 and $440.....    17,377     10,896
  Unbilled contract costs and fees..........................     2,476      1,706
  Inventories...............................................     7,145      6,347
  Prepaid income taxes and other current assets (Note 6)....     1,621      1,457
                                                              --------    -------
                                                                78,908     40,635
                                                              --------    -------
Property, Plant, and Equipment, at Cost, Net................    10,373     12,100
                                                              --------    -------
Other Assets................................................       727        926
                                                              --------    -------
Cost in Excess of Net Assets of Acquired Companies (Note 3)
  ..........................................................    12,944     13,105
                                                              --------    -------
                                                              $102,952    $66,766
                                                              ========    =======

                     LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:

  Notes payable and current maturities of long-term
     obligation (Note 8) ...................................  $  9,895    $11,578
  Accounts payable..........................................     2,308      2,463
  Accrued payroll and employee benefits.....................     2,322      2,225
  Accrued income taxes......................................     2,445        597
  Customer deposits.........................................     3,576      3,377
  Accrued installation and warranty costs...................     2,132      1,350
  Other accrued expenses....................................     4,071      3,023
  Due to parent company and affiliated companies (Note 7)
     .......................................................     4,184      7,317
                                                              --------    -------
                                                                30,933     31,930
                                                              --------    -------
Accrued Pension Costs (Note 4)..............................     4,356      4,752
                                                              --------    -------
Long-term Obligation (Note 8)...............................     3,858      5,223
                                                              --------    -------
Commitments (Note 9)
Shareholders' Investment (Notes 4 and 5):
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 8,267,828 and 5,967,828 shares issued and
     outstanding............................................        83         60
  Capital in excess of par value............................    58,555     26,050
  Retained earnings.........................................     6,157        298
  Cumulative translation adjustment.........................      (999)    (1,547)
  Net unrealized gain on available-for-sale investments
     (Note 2)...............................................         9         --
                                                              --------    -------
                                                                63,805     24,861
                                                              --------    -------
                                                              $102,952    $66,766
                                                              ========    =======






  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION


                      CONSOLIDATED STATEMENT OF CASH FLOWS





                                                               1997      1996      1995
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income................................................  $ 5,859   $ 3,845   $ 2,852
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................    1,630     1,792     1,866
    Provision for losses on accounts receivable.............      633        --       225
    Deferred income tax expense.............................      482        69       357
    Other noncash items.....................................      104       (87)      597
    Changes in current accounts, excluding the effects of
     acquisition:
      Accounts receivable...................................   (6,987)      307    (2,031)
      Inventories and unbilled contract costs and fees......   (1,323)    2,708    (1,905)
      Other current assets..................................     (162)      208      (555)
      Accounts payable......................................     (190)      842       458
      Other current liabilities.............................    3,053    (1,878)    2,661
                                                              -------   -------   -------
             Net cash provided by operating activities......    3,099     7,806     4,525
                                                              -------   -------   -------
INVESTING ACTIVITIES:
  Acquisition, net of cash acquired (Note 3)................   (1,344)       --        --
  Purchases of available-for-sale investments...............   (6,091)       --        --
  Purchases of property, plant, and equipment...............     (674)     (671)     (910)
  Other.....................................................       63        26        28
                                                              -------   -------   -------
             Net cash used in investing activities..........   (8,046)     (645)     (882)
                                                              -------   -------   -------
FINANCING ACTIVITIES:
  Net proceeds from issuance of Company common stock (Note
    5)......................................................   32,528    13,528        --
  Net transfers to parent company prior to capitalization of
    the Company.............................................       --    (2,398)   (6,020)
  Increase (decrease) in due to parent company and
    affiliated companies....................................   (1,770)    2,683     1,418
  Increase (decrease) in short-term obligations.............     (489)   (1,886)    2,855
  Repayment of long-term obligation.........................     (662)     (791)     (694)
                                                              -------   -------   -------
             Net cash provided by (used in) financing
              activities....................................   29,607    11,136    (2,441)
                                                              -------   -------   -------
Exchange Rate Effect on Cash................................     (845)      630    (1,084)
                                                              -------   -------   -------
Increase in Cash and Cash Equivalents.......................   23,815    18,927       118
Cash and Cash Equivalents at Beginning of Year..............   20,229     1,302     1,184
                                                              -------   -------   -------
Cash and Cash Equivalents at End of Year....................  $44,044   $20,229   $ 1,302
                                                              =======   =======   =======
CASH PAID FOR:
  Interest..................................................  $   749   $   794   $ 1,144
  Income taxes..............................................  $ 2,314   $   393   $    55
NONCASH ACTIVITIES:
  Fair value of assets of acquired company..................  $ 2,387   $    --   $    --
  Cash paid for acquired company............................   (1,347)       --        --
                                                              -------   -------   -------
             Liabilities assumed of acquired company........  $ 1,040   $    --   $    --
                                                              =======   =======   =======



  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT




                                                               1997       1996      1995
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
COMMON STOCK, $.01 PAR VALUE
Balance at beginning of year................................  $    60   $  --      $ --
Capitalization of the Company...............................    --            50     --
Net proceeds from issuance of Company common stock (Note
  5)........................................................       23         10     --
                                                              -------   --------   -------
Balance at end of year......................................       83         60     --
                                                              -------   --------   -------
CAPITAL IN EXCESS OF PAR VALUE
Balance at beginning of year................................   26,050      --        --
Capitalization of the Company...............................    --        12,532     --
Net proceeds from issuance of Company common stock (Note
  5)........................................................   32,505     13,518     --
                                                              -------   --------   -------
Balance at end of year......................................   58,555     26,050     --
                                                              -------   --------   -------
RETAINED EARNINGS
Balance at beginning of year................................      298      --        --
Net income..................................................    5,859        298     --
                                                              -------   --------   -------
Balance at end of year......................................    6,157        298     --
                                                              -------   --------   -------
CUMULATIVE TRANSLATION ADJUSTMENT
Balance at beginning of year................................   (1,547)    (2,051)     (506)
Translation adjustment......................................      548        504    (1,545)
                                                              -------   --------   -------
Balance at end of year......................................     (999)    (1,547)   (2,051)
                                                              -------   --------   -------
NET UNREALIZED GAIN ON AVAILABLE-FOR-SALE INVESTMENTS
Balance at beginning of year................................    --         --        --
Change in net unrealized gain on available-for-sale
  investments...............................................        9      --        --
                                                              -------   --------   -------
Balance at end of year......................................        9      --        --
                                                              -------   --------   -------
NET PARENT COMPANY INVESTMENT
Balance at beginning of year................................    --        11,433    14,601
Net income prior to capitalization of the Company...........    --         3,547     2,852
Net transfer to parent company prior to capitalization of
  the Company...............................................    --        (2,398)   (6,020)
Capitalization of the Company...............................    --       (12,582)    --
                                                              -------   --------   -------
Balance at end of year......................................    --         --       11,433
                                                              -------   --------   -------
TOTAL SHAREHOLDERS' INVESTMENT..............................  $63,805   $ 24,861   $ 9,382
                                                              =======   ========   =======



  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Nature of Operations


     Metrika Systems Corporation (the Company) develops, manufactures, and markets on-line process optimization systems that employ proprietary ultra high-speed advanced scientific measurement technologies for applications in raw-materials analysis and finished-materials quality control. The Company manufactures process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals. The Company also manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.

  Relationship with Thermo Instrument Systems Inc. and Thermo Electron
Corporation

     The Company operated as two divisions of Thermo Instrument Systems Inc. until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities, and businesses of its Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. As of January 3, 1998, Thermo Instrument owned 5,000,000 shares of the Company's common stock, representing 60% of such stock outstanding. As of January 3, 1998, Thermo Instrument is an 82% owned subsidiary of Thermo Electron Corporation.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

  Revenue Recognition

     Generally, the Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on contracts, which due to their complexity extend over multiple quarterly reporting periods, are recognized using the percentage-of-completion method. Such contracts include all manufacturing contracts of the Company's on-line finished-materials quality-control business, which commonly are of 5 to 10 months duration, as well as certain contracts of similar duration or longer at the Company's on-line raw-materials analysis business. Revenues recorded under the percentage-of-completion method were $20,421,000 in 1997, $18,611,000 in 1996, and $17,523,000 in 1995. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers upon the attainment of certain milestones in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Stock-based Compensation Plans

     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

  Income Taxes

     The Company, Thermo Instrument, and Thermo Electron entered into a tax allocation agreement under which the Company and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provided that in years in which the Company had taxable income, it would pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's initial public offering in June 1997, Thermo Instrument's ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal income tax returns.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Earnings per Share

     During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 11). As a result, all previously reported earnings per share have been restated and the Company is required to report diluted earnings per share. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's November 1996 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

  Stock Split

     In May 1997, the Company declared and effected a one-for-two reverse stock split. All share and per share information has been restated to reflect the stock split.

  Cash and Cash Equivalents

     At year-end 1997 and 1996, $40,173,000 and $15,672,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, cash equivalents also included investments in interest-bearing accounts at the Company's foreign operations, which have an original maturity of three months or less. Cash and cash equivalents are carried at cost, which approximates market value.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Inventories

     Inventories are stated at the lower of cost (on a weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:


                                                          1997     1996
                                                         ------   ------
                                                         (IN THOUSANDS)
Raw material and supplies..............................  $4,077   $4,207
Work in process........................................   2,416    1,230
Finished goods.........................................     652      910
                                                         ------   ------
                                                         $7,145   $6,347
                                                         ======   ======


  Property, Plant, and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:




                                                       1997      1996
                                                      -------   -------
                                                       (IN THOUSANDS)
Land................................................  $ 1,613   $ 1,861
Buildings...........................................    7,534     8,594
Machinery, equipment, and leasehold improvements....    5,622     5,501
                                                      -------   -------
                                                       14,769    15,956
Less: Accumulated depreciation and amortization.....    4,396     3,856
                                                      -------   -------
                                                      $10,373   $12,100
                                                      =======   =======


  Other Assets

     Other assets in the accompanying balance sheet consist primarily of acquired technology and the cost of acquired patents that are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 20 years. Accumulated amortization was $1,371,000 and $1,169,000 at year-end 1997 and 1996, respectively.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,007,000 and $1,627,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

  Fair Value of Financial Instruments


     The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturities of long-term obligation, accounts payable, due to parent company and affiliated companies, and long-term obligation. Available-for-sale investments are carried at fair value in the accompanying balance sheet (Note
2). The fair values were determined based on quoted market prices. The Company's long-term obligation bears interest at a variable market rate, therefore the carrying amount approximates fair value (Note 8). The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  AVAILABLE-FOR-SALE INVESTMENTS


     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments."

     The aggregate market value, cost basis, and gross unrealized gains of available-for-sale investments by major security type are as follows:




                                                                 GROSS
                                             MARKET    COST    UNREALIZED
                                             VALUE    BASIS      GAINS
                                             ------   -----    ----------
                                                    (IN THOUSANDS)
1997
Corporate bonds............................  $6,105   $6,091      $14
Other......................................     140      140       --
                                             ------   ------      ---
                                             $6,245   $6,231      $14
                                             ======   ======      ===


     All of the Company's available-for-sale investments in the accompanying 1997 balance sheet had contractual maturities of one year or less. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both, to redeem these securities at an earlier date.


3.  ACQUISITION


     On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. (Autometrics) for $1,347,000 in cash. Autometrics is a manufacturer and marketer of on-line analysis instruments for the minerals-processing industry.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The acquisition has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from its date of acquisition. The cost of the acquisition exceeded the estimated fair value of the acquired net assets by $400,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.


     Based on unaudited data, the following table presents selected financial information for the Company and Autometrics on a pro forma basis, assuming the companies had been combined since the beginning of 1996.




                                                                1996
                                                                ----
                                                        (IN THOUSANDS EXCEPT
                                                         PER SHARE AMOUNT)
Revenues..............................................        $54,746
Net income............................................          3,170
Basic and diluted earnings per share..................            .63


     The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition of Autometrics been made at the beginning of 1996.


4.  EMPLOYEE BENEFIT PLANS


  Stock-based Compensation Plans


  Stock Option Plans


     In November 1996, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted prior to the Company's initial public offering became exercisable in September 1997. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the Company's stock option activity is as follows:

                                                                          1997
                                                              ----------------------------
                                                              NUMBER OF   WEIGHTED AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
                                                                 (SHARES IN THOUSANDS)
Options outstanding, beginning of year......................    --            -$-
     Granted................................................     303            15.00
     Forfeited..............................................      (2)           15.00
                                                                 ---
Options outstanding, end of year............................     301           $15.00
                                                                 ===           ======
Options exercisable.........................................     301           $15.00
                                                                 ===           ======
Options available for grant.................................      49
                                                                 ===

     As of January 3, 1998, the options outstanding were exercisable at prices ranging from $15.00 to $15.34 and had a weighted-average remaining contractual life of 8.3 years.


  Employee Stock Purchase Program


     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

  Pro Forma Stock-based Compensation Expense

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

                                                                 1997
                                                             -------------
                                                             (IN THOUSANDS
                                                              EXCEPT PER
                                                                 SHARE
                                                               AMOUNTS)
Net income:
     As reported...........................................     $5,859
     Pro forma.............................................      5,712
Basic and diluted earnings per share:
     As reported...........................................        .82
     Pro forma.............................................        .80

     Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted average fair value per share of options granted in 1997 was $7.51. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                1997
                                                              ---------
Volatility..................................................        29%
Risk-free interest rate.....................................       6.2%
Expected life of options....................................  8.3 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  401(k) Savings Plan

     Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense $215,000, $176,000, and $178,000 in 1997, 1996, and 1995, respectively.

  Defined Benefit Pension Plan

     The Company's German subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten.

     Net periodic pension costs included the following components:


                                                              1997     1996     1995
                                                              ----     ----     ----
                                                                  (IN THOUSANDS)
Service cost................................................  $120     $186     $168
Interest cost on projected benefit obligation...............   203      293      257
Amortization of unrecognized obligations....................   (45)      --      (13)
                                                              ----     ----     ----
                                                              $278     $479     $412
                                                              ====     ====     ====

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The funded status of the Company's defined benefit pension plan is as follows:


                                                               1997      1996
                                                               ----      ----
                                                               (IN THOUSANDS)
Actuarial present value of benefit obligations:
     Vested benefits........................................  $2,842    $3,093
     Nonvested benefits.....................................      59        77
                                                              ------    ------
          Accumulated benefit obligation....................   2,901     3,170
Effect of projected future salary increases.................     395       307
                                                              ------    ------
Projected benefit obligation................................   3,296     3,477
Plan assets at fair value...................................      --        --
                                                              ------    ------
Plan assets less than projected benefit obligation..........   3,296     3,477
Unrecognized net gain.......................................   1,060     1,275
                                                              ------    ------
Accrued pension costs.......................................  $4,356    $4,752
                                                              ======    ======


     Actuarial assumptions used to determine the net periodic pension costs were:


                                                              1997      1996      1995
                                                              ----      ----      ----
Discount rate...............................................  6.5%      6.5%      6.7%
Rate of increase in salary levels...........................  2.5%      1.5%      3.6%


  Defined Contribution Pension Plan

     In addition, the Company's United Kingdom subsidiary participates in a multi-employer, defined contribution pension plan covering substantially all of its full-time employees. The Company contributed to the plan and charged to expense $161,000, $134,000, and $119,000 in 1997, 1996, and 1995, respectively.


5.  COMMON STOCK


  Sale of Common Stock

     In June 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering at $15.50 per share, for net proceeds of $32,528,000.

     In December 1996, the Company sold 967,828 shares of its common stock in a private placement at $15.00 per share, for net proceeds of $13,528,000.

  Reserved Shares

     At January 3, 1998, the Company had reserved 362,500 unissued shares of its common stock for possible issuance under stock-based compensation plans.


6.  INCOME TAXES


     The components of income before provision for income taxes are as follows:


                                                               1997       1996       1995
                                                              ------     ------     ------
                                                                     (IN THOUSANDS)
Domestic....................................................  $6,460     $4,583     $2,845
Foreign.....................................................   3,319      1,823      2,075
                                                              ------     ------     ------
                                                              $9,779     $6,406     $4,920
                                                              ======     ======     ======

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the provision for income taxes are as follows:




                                                               1997       1996       1995
                                                              ------     ------     ------
                                                                     (IN THOUSANDS)
Currently payable:
  Federal...................................................  $2,616     $1,864     $1,209
  State.....................................................     134        363        226
  Foreign...................................................     688        265        276
                                                              ------     ------     ------
                                                               3,438      2,492      1,711
                                                              ------     ------     ------
Net deferred (prepaid):
  Federal...................................................     (80)      (273)      (165)
  State.....................................................     (17)       (40)       (24)
  Foreign...................................................     579        382        546
                                                              ------     ------     ------
                                                                 482         69        357
                                                              ------     ------     ------
                                                              $3,920     $2,561     $2,068
                                                              ======     ======     ======


     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:




                                                               1997       1996       1995
                                                              ------     ------     ------
                                                                     (IN THOUSANDS)
Provision for income taxes at statutory rate................  $3,325     $2,178     $1,673
Increase (decrease) resulting from:
  State income taxes, net of federal tax....................      77        213        133
  Foreign tax rate and tax law differential.................     139         27        117
  Tax benefit of foreign sales corporation..................    (173)      (140)      (113)
  Amortization of cost in excess of net assets of acquired
     companies..............................................     117        111        111
  Other.....................................................     435        172        147
                                                              ------     ------     ------
                                                              $3,920     $2,561     $2,068
                                                              ======     ======     ======


     Prepaid income taxes in the accompanying balance sheet consist of the following:


                                                               1997       1996
                                                              ------     ------
                                                               (IN THOUSANDS)
Prepaid income taxes:
  Reserves and accruals.....................................  $  626     $  577
  Inventory basis difference................................     381        307
  Accrued compensation......................................     219        105
                                                              ------     ------
                                                              $1,226     $  989
                                                              ======     ======



     A provision has not been made for U.S. or additional foreign taxes on $4.6 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


7.  RELATED-PARTY TRANSACTIONS


  Corporate Services Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.20% of the Company's revenues in 1995. For these services, the Company was charged $567,000, $520,000, and $552,000 in 1997, 1996, and 1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority owned subsidiaries). Management believes that the service fee charged Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

  Repurchase Agreement

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

  Due to Parent Company and Affiliated Companies

     The Company borrowed funds from a wholly owned subsidiary of Thermo Optek Corporation, a majority owned subsidiary of Thermo Instrument, pursuant to certain promissory notes, which were repaid in February 1997. The Company had $1,928,000 outstanding under the promissory notes at year-end 1996. The notes bore interest at a variable rate. The weighted average interest rate for the notes outstanding at year-end 1996 was 3.8%.

     The Company had $4,184,000 and $5,389,000 of noninterest-bearing advances from Thermo Instrument and affiliated companies at year-end 1997 and 1996, respectively, which are due on demand.

  Other Related-party Services

     The Company leases office and manufacturing space in Germany to a wholly owned subsidiary of Thermo Instrument pursuant to an arrangement whereby the Company charges the Thermo Instrument subsidiary its allocated share of the occupancy expenses of the Company's German facility, based on space utilized. Pursuant to this arrangement, the Company recorded $472,000, $368,000, and $367,000 in 1997, 1996, and 1995, respectively, as a reduction in selling, general, and administrative expenses in the accompanying statement of income.

  Other Related-party Transactions

     In 1997 and 1996, the Company paid commissions totaling $83,000 and $70,000, respectively, to Thermo Sentron Inc., an affiliated company.

     In 1997, the Company purchased X-ray source components for $267,000 from Kevex X-Ray Inc., a wholly owned subsidiary of ThermoSpectra Corporation, an affiliated company.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


8.  SHORT- AND LONG-TERM OBLIGATIONS


  Short-term Obligations

     Notes payable and current maturities of long-term obligation in the accompanying balance sheet includes $9,233,000 and $10,813,000 at year-end 1997 and 1996, respectively, of amounts borrowed under lines of credit. The weighted average interest rate for these borrowings at year-end 1997 and 1996 was 4.6% and 4.1%, respectively. Unused lines of credit aggregated $7,437,000 at January 3, 1998. As of January 3, 1998, $1,876,000 of the total lines of credit are secured by real estate at the Company's German subsidiary and the remainder is guaranteed by Thermo Electron.

  Long-term Obligation

     In October 1994, the Company's German subsidiary borrowed 11,500,000 German deutsche marks pursuant to a promissory note, payable in monthly installments of 99,200 German deutsche marks with a final payment in October 2004. The balance outstanding was $4,520,000 and $5,988,000 at year-end 1997 and 1996, respectively. The loan is secured by real estate at the Company's German subsidiary with a net book value of $8,324,000 at year-end 1997. The note bears interest at a variable rate, which was 4.0% and 3.75% at year-end 1997 and 1996, respectively.

     The annual repayment requirements of the long-term obligation as of January 3, 1998, are $662,000 in each year from 1998 through 2002 and $1,210,000 in 2003 and thereafter.

9.  COMMITMENTS

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $882,000, $632,000, and $650,000 in 1997, 1996, and 1995, respectively. Future minimum payments due under noncancelable operating leases at January 3, 1998, are $723,000 in 1998, $675,000 in 1999, $653,000 in 2000, $577,000 in 2001, $509,000 in 2002, and
$1,017,000 in 2003 and thereafter. Total future minimum lease payments are $4,154,000.

     Outstanding letters of credit, principally related to performance bond obligations, totaled $7,482,000 at January 3, 1998.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  CONCENTRATION OF RISK AND GEOGRAPHICAL INFORMATION


     Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or in the introduction of new products.


     The following table shows data for the Company by geographical area.

                                                              1997       1996       1995
                                                            --------    -------    -------
                                                                    (IN THOUSANDS)
Revenues:
     United States........................................  $ 28,051    $22,875    $19,492
     Germany..............................................    16,934     18,279     18,205
     United Kingdom.......................................    10,817      8,679      7,190
     France...............................................     1,885      2,385      1,974
     Transfers between geographical areas (a).............      (973)      (171)      (829)
                                                            --------    -------    -------
                                                            $ 56,714    $52,047    $46,032
                                                            ========    =======    =======
Income before provision for income taxes:
     United States........................................  $  5,714    $ 5,084    $ 3,397
     Germany..............................................     1,702        593      1,653
     United Kingdom.......................................     1,908      1,485      1,192
     France...............................................       391        467        356
     Corporate and eliminations (b).......................    (1,111)      (528)      (553)
                                                            --------    -------    -------
     Total operating income...............................     8,604      7,101      6,045
     Interest income (expense), net.......................     1,175       (695)    (1,125)
                                                            --------    -------    -------
     Income before provision for income taxes.............  $  9,779    $ 6,406    $ 4,920
                                                            ========    =======    =======
Identifiable assets:
     United States........................................  $ 23,389    $19,571    $23,313
     Germany..............................................    23,000     24,496     25,027
     United Kingdom.......................................     6,978      5,176      3,748
     France...............................................     1,881      1,745      1,886
     Corporate (c)........................................    47,704     15,778      --
                                                            --------    -------    -------
                                                            $102,952    $66,766    $53,974
                                                            ========    =======    =======
Export revenues included in United States revenues above
  (d):
     Asia.................................................  $  4,673    $ 7,328    $ 3,528
     Europe...............................................     7,350      1,277      2,682
     Other................................................     6,892      4,814      4,388
                                                            --------    -------    -------
                                                            $ 18,915    $13,419    $10,598
                                                            ========    =======    =======

---------------

(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Primarily general and administrative expenses.
(c) Primarily cash, cash equivalents, and available-for-sale investments.
(d) In general, export sales are denominated in U.S. dollars.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated as follows:

                                                               1997     1996     1995
                                                              ------   ------   ------
                                                              (IN THOUSANDS EXCEPT PER
                                                                   SHARE AMOUNTS)
Basic:
     Net income.............................................  $5,859   $3,845   $2,852
                                                              ------   ------   ------
     Weighted average shares................................   7,143    5,032    5,000
                                                              ------   ------   ------
     Basic earnings per share...............................  $  .82   $  .76   $  .57
                                                              ======   ======   ======
Diluted:
     Net income.............................................  $5,859   $3,845   $2,852
                                                              ------   ------   ------
     Weighted average shares................................   7,143    5,032    5,000
     Effect of stock options................................       4     --       --
                                                              ------   ------   ------
     Weighted average shares, as adjusted...................   7,147    5,032    5,000
                                                              ------   ------   ------
     Diluted earnings per share.............................  $  .82   $  .76   $  .57
                                                              ======   ======   ======

12.  UNAUDITED QUARTERLY INFORMATION

                                                        FIRST(A)   SECOND     THIRD    FOURTH
                                                        --------   -------   -------   -------
                                                            (IN THOUSANDS EXCEPT PER SHARE
                                                                       AMOUNTS)
1997
     Revenues.........................................  $12,592    $14,133   $14,886   $15,103
     Gross profit.....................................    5,556      6,504     7,268     7,458
     Net income.......................................      715      1,227     1,843     2,074
     Basic and diluted earnings per share.............      .12        .20       .22       .25

                                                         FIRST     SECOND     THIRD    FOURTH
                                                        --------   -------   -------   -------
1996
     Revenues.........................................  $11,594    $12,589   $13,584   $14,280
     Gross profit.....................................    4,779      5,464     6,202     7,075
     Net income.......................................      449        830     1,146     1,420
     Basic and diluted earnings per share.............      .09        .17       .23       .28

---------------

(a) Reflects the December 31, 1996, acquisition of Autometrics.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                         ------------------------------

          TABLE OF CONTENTS


                                        PAGE
                                        ----
The Company...........................    3
Risk Factors..........................    4
Price Range of Common Stock...........    8
Dividend Policy.......................    8
Capitalization........................    9
Selected Financial Information........   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   11
Business..............................   14
Relationship with Thermo Electron and
  Thermo Instrument...................   23
Management............................   26
Security Ownership of Certain
  Beneficial Owners and Management....   32
Selling Shareholders..................   34
Sale of Shares........................   36
Description of Capital Stock..........   38
Shares Eligible for Future Sale.......   38
Legal Opinions........................   39
Experts...............................   39
Additional Information................   40
Index to Consolidated Financial
  Statements..........................  F-1


                         ------------------------------

UNTIL MAY 25, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




967,828 SHARES



METRIKA SYSTEMS
CORPORATION



COMMON STOCK
($.01 PAR VALUE)


PROSPECTUS



DATED APRIL 30, 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (the "Commission") registration fee.



Securities and Exchange Commission registration fee.........  $ 5,024
Legal fees and expenses.....................................    5,000
Accounting fees and expenses................................    5,000
Printing and engraving expenses.............................   15,000
Miscellaneous...............................................    2,000
                                                              -------
          Total.............................................  $32,024
                                                              =======


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and the Registrant's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Registrant and to its stockholders and provide for indemnification of the Registrant's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Registrant also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Registrant's Certificate of Incorporation, By-Laws and form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.12 hereto, respectively.

     Thermo Electron has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Registrant, against certain liabilities which might be incurred in connection with the performance of their duties.


     The Selling Shareholders are obligated under the Purchase Agreements to indemnify Directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On November 26, 1996, the Registrant issued 5,000,000 shares of Common Stock (adjusted to reflect a one-for-two reverse stock split effected in May
1997) to Thermo Instrument System Inc. in exchange for the assets, liabilities and business of its Gamma-Metrics subsidiary and Radiometrie division at the time of the incorporation of the Registrant. Exemption from registration of this transaction is claimed under Section 4(2) of the Securities Act.

     On December 16, 1996 the Registrant sold an aggregate of 833,333 shares of Common Stock to accredited investors for an aggregate purchase price of $12,500,000, pursuant to Regulation D of the Commission promulgated under the Securities Act. On December 27, 1996, the Registrant sold an aggregate of 134,500 shares of Common Stock to accredited investors for an aggregate purchase price of $2,017,500 pursuant to Regulation D of the Commission promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

     (b) FINANCIAL STATEMENT SCHEDULES


     Financial Statement Schedules as of January 3, 1998 and the Report of Independent Accountants on such schedules are included in this Registration Statement. All other schedules are omitted because they are not applicable or are not required under Regulation S-X.


ITEM 17.  UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes:



          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;



             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 30th day of April, 1998.


                                          METRIKA SYSTEMS CORPORATION


                                          By:    /s/ ERNESTO A. CORTE

                                          --------------------------------------

                                                    Ernesto A. Corte,


                                          President and Chief Executive Officer



                               POWER OF ATTORNEY



     Each of the undersigned Directors and Officers of Metrika Systems Corporation hereby appoints John N. Hatsopoulos, Paul F. Kelleher, Melissa F. Riordan, Seth H. Hoogasian and Sandra L. Lambert, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                     SIGNATURE                                    TITLE                    DATE
                     ---------                                    -----                    ----

               /s/ ERNESTO A. CORTE                    President, Chief Executive     April 30, 1998
---------------------------------------------------      Officer & Director
                 Ernesto A. Corte

              /s/ JOHN N. HATSOPOULOS                  Senior Vice President &        April 30, 1998
---------------------------------------------------      Chief Financial Officer
                John N. Hatsopoulos

               /s/ PAUL F. KELLEHER                    Chief Accounting Officer       April 30, 1998
---------------------------------------------------
                 Paul F. Kelleher

                 /s/ DENIS A HELM                      Chairman of the Board and      April 30, 1998
---------------------------------------------------      Director
                   Denis A. Helm

                /s/ ARVIN H. SMITH                     Director                       April 30, 1998
---------------------------------------------------
                  Arvin H. Smith

                 /s/ EARL R. LEWIS                     Director                       April 30, 1998
---------------------------------------------------
                   Earl R. Lewis

                /s/ JOHN T. KEISER                     Director                       April 30, 1998
---------------------------------------------------
                  John T. Keiser

                     SIGNATURE                                    TITLE                    DATE
                     ---------                                    -----                    ----
              /s/ WILLARD R. BECRAFT                   Director                       April 30, 1998
---------------------------------------------------
                Willard R. Becraft

                /s/ JOSEPH A. BAUTE                    Director                       April 30, 1998
---------------------------------------------------
                  Joseph A. Baute

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metrika Systems Corporation:


     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Metrika Systems Corporation included in Metrika Systems Corporation's Form S-1 and have issued our report thereon dated February 17, 1998. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Metrika Systems Corporation's schedule of Valuation and Qualifying Accounts, included in
Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts

February 17, 1998

                                                                     SCHEDULE II

                          METRIKA SYSTEMS CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                    BALANCE AT    PROVISION                                            BALANCE
                                    BEGINNING      CHARGED     ACCOUNTS      ACCOUNTS                 AT END OF
                                     OF YEAR     TO EXPENSE    RECOVERED   WRITTEN-OFF    OTHER(a)      YEAR
                                    ----------   ----------    ---------   -----------    --------    ---------
Allowance for Doubtful Accounts
  for the Fiscal Year Ended:
    1997..........................     $440         $633         $209         $(713)        $102        $671
    1996..........................     $478         $ --         $ --         $ (36)        $ (2)       $440
    1995..........................     $258         $225         $ --         $ (11)        $  6        $478


---------------


(a) Allowance of business acquired during the year as described in Note 3 to Consolidated Financial Statements and the effect of foreign currency translation.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT                     PAGE
-------                     ----------------------                     ----
 3.1*    Certificate of Incorporation, as amended, of the Registrant.
 3.2*    By-Laws of the Registrant.
 4*      Specimen Common Stock Certificate.
 5+      Opinion of Seth H. Hoogasian, Esq.
10.1*    Corporate Services Agreement dated as of November 26, 1996, between Thermo Electron Corporation ("Thermo Electron") and the Registrant.
10.2     Thermo Electron Corporate Charter, as amended and restated
         effective January 3, 1993 (filed as Exhibit 10.1 to Thermo
         Electron's Annual Report on Form 10-K for the fiscal year
         ended January 3, 1993 [File No. 1-8002] and incorporated
         herein by reference).
10.3*    Tax Allocation Agreement dated as of November 26, 1996
         between Thermo Electron Inc. and the Registrant.
10.4*    Master Repurchase Agreement dated as of November 26, 1996
         between Thermo Electron and the Registrant.
10.5     Amended and Restated Master Guarantee Reimbursement and Loan
         Agreement dated as of December 3, 1997 between Thermo
         Electron and the Registrant (filed as Exhibit 10.7 to Thermo
         Instrument's Annual Report on Form 10-K for fiscal year
         ended January 3, 1998 [File No. 1-9786] and incorporated
         herein by reference).
10.6     Amended and Restated Master Guarantee Reimbursement and Loan
         Agreement dated as of December 3, 1997 between Thermo
         Instrument and the Registrant (filed as Exhibit 10.6 to the
         Registrant's Annual Report on Form 10-K for fiscal year
         ended January 3, 1998 [File No. 1-13085] and incorporated
         herein by reference).
10.7*    Deferred Compensation Plan for Directors of the Registrant.
10.8*    Indemnification Agreement dated as of November 26, 1996
         between Thermo Instrument and the Registrant.
10.9*    Letter Agreement dated as of December 4, 1996 between Thermo
         Instrument and the Registrant.
10.10*   Indemnification Agreement dated as of December 4, 1996
         between Thermo Instrument and the Registrant.
10.11*   Triple Net Lease Agreement dated January 1, 1995 between
         Gamma-Metrics, as lessee and Radnor/Collins/Sorrento
         Partnership as lessor, for property located at 5788 Pacific
         Center Boulevard, San Diego, California.
10.12*   Form of Indemnification Agreement for Officers and
         Directors.
10.13*   Promissory Notes dated as of June 26, 1995, October 1, 1995,
         December 1, 1995 and December 1, 1996 in the aggregate
         principal amount of DM3,000,000 issued by Thermo Instrument
         Systems GmbH, a wholly owned subsidiary of the Registrant to
         Nicolet Instrument GmbH, a wholly owned subsidiary of Thermo
         Optek Corporation.
10.14*   Equity Incentive Plan of the Registrant.
         In addition to the stock-based compensation plans of the
         Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of
         Thermo Electron and Thermo Instrument for services rendered to the Registrant or such affiliated corporations. The terms of such plans are substantially the same as those of the
         Registrant's Equity Incentive Plan.
10.15*   Lease Agreement dated as of October 1, 1993 between Thermo
         Instrument Systems GmbH (the Registrant's subsidiary), as
         lessor, and ESM Eberline Instruments Strahlen und
         Umweltmesstechnik GmbH, as lessee.

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT                     PAGE
-------                     ----------------------                     ----
10.16    Restated Stock Holding Assistance Plan and Form of
         Promissory Note (filed as Exhibit 10.16 to the Registrant's
         Annual Report on Form 10-K for fiscal year ended January 3,
         1998 [File No. 1-13085] and incorporated herein by
         reference).
21       Subsidiaries of the Registrant (filed as Exhibit 21 to the
         Registrant's Annual Report on Form 10-K for fiscal year
         ended January 3, 1998 [File No. 1-13085] and incorporated
         herein by reference).
23.1     Consent of Arthur Andersen LLP.
23.2+    Consent of Seth H. Hoogasian, Esq. (included in Exhibit 5).
24       Power of Attorney(contained on page II-3 of this
         Registration Statement).


---------------

Each exhibit listed above which is marked by an asterisk(*) is incorporated by reference to the correspondingly numbered exhibit to the Company's Registration Statement on Form S-1(File No. 333-25243).


+ Previously filed as part of this Registration Statement.